

June 26, 2024

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Mrs. Jackson:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit D (updated to provide financial statements for the latest fiscal year for each subsidiary or affiliate of the Exchange);
- Exhibit I (updated to provide audited financial statements for the latest fiscal year for the Exchange);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits D, I, K, M & N currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,
Kyle Murray
Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 8:00am on 06/26/24

Enclosure

[1] This submission serves as the required annual submission of Exhibits D, I, K, M & N. See Attachement for a comprehensive list of updates to these Exhibits.

Attachment

Summary of changes made to Exhibit D:

- Updated consolidated financial statements for each subsisiary or affiliate of the Exchange (as of 12/31/23)

Summary of changes made to Exhibit I:

- Updated audited financial statements of Cboe BZX Exchange, Inc. (as of 12/31/23)

Summary of changes made to Exhibit K:

- No changes since previous submission

Summary of changes made to Exhibit M:

- No change since previous submission

Summary of changes made to Exhibit N:

- Updated data as of 06/14/24

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/26/24**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

24010758

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Kyle Murray (Name) VP, Legal Head of Global Listings, Cboe BZX Exchange, Inc. (Title) (913) 815-7121 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/26/24 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Kyle Murray [signature executed at 8:00am on 06/26/24] (Signature) Kyle Murray, VP, Legal Head of Global Listings (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

---

1. Financial statements of each subsidiary and affiliate

2. Cboe Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2023 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

3. Cboe C2 Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2023 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

4. Cboe BYX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2023 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

5. Cboe EDGA Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2023 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

6. Cboe EDGX Exchange, Inc. filed, at the same time as this filing, financial statements for the year ended December 31, 2023 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

Cboe Global Markets, Inc.

Consolidating Balance Sheet

As of December 31, 2023

(unaudited)

	Total	BETF Cboe ETF.com, Inc.	BGMI Bats Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited
Current assets:											
Cash and cash equivalents	543,167,464	-	-	13,196,544	-	12,765,733	2,370,777	81,250	8,010,465	62,350,308	3,598,336
Financial investments	57,469,026	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $4.5 allowance for credit losses at December 31, 2023	337,349,126	-	8,537	33,661,994	-	47,249,490	8,882,868	819,627	28,045,565	93,026,239	87,040,613
Margin deposits, clearing funds, and interoperability funds (asset)	848,808,823	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	51,250,559	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	74,521,780	-	-	-	-	-	4,977	8,605	76,593	-	56,049
Other current assets	66,684,167	-	-	0	-	412,687	10,321	-	184,033	2,856,410	597,898
Total current assets	1,979,250,947	-	8,537	46,858,539	-	60,427,909	11,268,943	909,482	36,316,656	158,232,957	91,292,895
Investments	345,310,513	-	-	108,307	-	7,243,604	-	-	-	50,667,321	1,176,536,945
Land	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	109,170,341	(1,826)	-	-	-	5,054	4,549	-	-	4,595,980	36,308
Property held for sale	8,713,916	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	136,606,896	-	-	-	-	1,819,266	224,147	-	-	11,066,811	5,859,069
Goodwill	3,140,589,057	-	-	-	-	100,053,364	-	-	-	268,295,791	-
Intangible assets, net	1,561,497,357	-	-	-	-	126,888,984	-	-	-	270,493,577	-
Other assets, net	206,311,239	1,826	-	-	-	50,250	1,061,581	-	-	(318,335)	8,638,480
Total assets	7,487,450,266	-	8,537	46,966,846	-	296,488,430	12,559,220	909,482	36,316,656	763,034,103	1,282,363,697
Current liabilities:											
Accounts payable and accrued liabilities	412,728,092	-	446,544	34,387,875	5,444	41,707,759	9,168,880	810,507	28,968,444	88,888,784	93,269,990
Section 31 fees payable	51,888,399	-	-	-	-	-	-	-	-	-	-
Deferred revenue	5,904,231	-	-	-	-	-	-	-	-	2	-
Margin deposits, clearing funds, and interoperability funds (liability)	848,795,306	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	51,250,559	-	-	-	-	-	-	-	-	-	-
Income taxes payable	983,004	-	-	-	-	-	(0)	-	-	157,016	(0)
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	11,801,236	-	-	-	-	-	-	-	-	-	9,939,630
Total current liabilities	1,383,350,826	-	446,544	34,387,875	5,444	41,707,759	9,168,880	810,507	28,968,444	89,045,802	103,209,620
Long-term debt	1,439,175,596	-	-	-	-	-	-	-	-	-	15,619,473
Non-current unreocgnized tax benefits	243,803,925	-	-	-	-	-	-	-	-	-	-
Deferred income taxes	217,839,440	-	-	(145)	-	3,863,454	-	-	-	65,627,807	-
Non-current operating lease liabilities	150,780,559	-	-	-	-	1,313,248	163,100	-	-	8,890,949	4,092,766
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	67,513,903	-	-	-	-	-	-	-	-	338,837	1,392,424
Total liabilities	3,502,464,249	-	446,544.1	34,387,729.7	5,444.4	46,884,460.3	9,331,979.7	810,506.7	28,968,443.7	163,903,394.7	124,314,283.5
Stockholders' equity:											
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 105,556,817 and 105,527,815 shares issued and outstanding, respectively at December 31, 2023	1,055,446	-	-	-	-	-	-	-	-	15	-
Common stock in treasury, at cost, 29,002 shares at December 31, 2023	(10,546,885)	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	1,478,638,321	-	-	36,282	-	276,868,372	2,927,601	121,560	18,148,677	747,055,004	902,666,699
Retained earnings	2,525,249,850	-	(438,007)	12,542,834	(5,216)	(27,264,401)	1,298,690	(14,406)	(10,800,465)	(113,462,233)	136,788,316
Accumulated other comprehensive loss, net	(9,410,716)	-	-	-	(228)	-	(999,050)	(8,178)	-	(34,462,077)	118,594,399
Total Cboe Global Markets, Inc. stockholders' equity	3,984,986,018	-	(438,007)	12,579,116	(5,444)	249,603,970	3,227,240	98,975	7,348,212	599,130,709	1,158,049,414
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-
Total equity	(3,984,986,016)	-	438,007	(12,579,116)	5,444	(249,603,970)	(3,227,240)	(98,975)	(7,348,212)	(599,130,709)	(1,158,049,414)
Total liabilities and equity	7,487,450,266	-	8,537	46,966,846	-	296,488,430	12,559,220	909,482	36,316,656	763,034,103	1,282,363,697

	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECLEARDIG Cboe Clear Digital LLC	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC
Current assets:												
Cash and cash equivalents	-	-	-	-	-	29,632,916	-	25,503,763	12,283	11,247,887	157,883,258	-
Financial investments	-	-	-	-	-	-	-	-	-	-	56,986,844	-
Accounts receivable, net of $4.5 allowance for credit losses at December 31, 2023	393,605,299	2,527,389,223	3,559,942	2,901,486,498	606,876,360	2,290,575	-	2,889,304	3,109,648	654,299,961	8,440,831,934	-
Margin deposits, clearing funds, and interoperability funds (asset)	-	-	-	-	-	16,377,851	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	51,250,559	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	70,560,799	-
Other current assets	-	-	-	750,000	0	225,493	-	481,820	-	33,333	38,057,127	-
Total current assets	393,605,299	2,527,389,223	3,559,942	2,902,236,498	606,876,360	99,777,394	-	28,874,887	3,121,931	665,581,182	8,764,319,962	-
Investments	-	-	291,874,653	333,333	-	-	33,903,571	33,903,571	67,736,791	-	5,223,301,035	264,807,734
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	-	722,704	(313,342)	-	-	159,899	-	86,867	82,881,482	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	-	-	-	-
Intangible assets, net	-	-	-	125,805	-	49,893	-	-	83,333,333	-	-	-
Other assets, net	17,271,559	34,088,490	-	17,478,497	15,360,610	-	-	-	18,132,607	(86,867)	24,323,034	-
Total assets	410,876,858	2,561,477,713	295,434,595	2,920,896,838	621,923,628	99,827,287	33,903,571	62,938,358	172,324,662	665,581,182	14,094,825,513	264,807,734
Current liabilities:												
Accounts payable and accrued liabilities	319,802,637	2,385,299,129	253,874,493	1,931,946,824	532,381,996	2,587,108	-	5,797,067	1,619,957	206,665,010	10,145,457,529	-
Section 31 fees payable	2,359,499	19,120,862	-	6,676,011	1,070,108	-	-	-	-	-	-	-
Deferred revenue	260,000	489,980	-	1,656,743	698,583	66,667	-	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds (liability)	-	-	-	-	-	14,031,394	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	51,250,559	-	-	-	-	-	-
Income taxes payable	-	-	-	-	-	-	-	-	-	-	0	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	322,422,136	2,404,909,971	253,874,493	1,940,279,578	534,150,687	67,935,728	-	5,797,067	1,619,957	206,665,010	10,145,457,530	-
Long-term debt	-	-	-	-	-	-	-	-	-	-	1,439,175,596	-
Non-current unreocgnized tax benefits	14,522,125	29,046,461	-	114,060,927	6,936,687	-	-	-	-	26,701,912	5,197,045	-
Deferred income taxes	(3,550,102)	(7,421,086)	10,901,202	(31,079,456)	(2,298,827)	-	-	-	-	(7,780,666)	10,603,071	-
Non-current operating lease liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-	24,595,833	-	39,411,526	-
Total liabilities	333,394,158.9	2,426,535,346.1	264,775,694.9	2,023,261,049.1	538,788,547.0	67,935,727.7	-	5,797,066.6	26,215,790.2	225,586,256.2	11,639,844,768.4	-
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 105,556,817 and 105,527,815 shares issued and outstanding, respectively at December 31, 2023	1	1	-	10	10	-	-	-	-	-	1,055,446	-
Common stock in treasury, at cost, 29,002 shares at December 31, 2023	-	-	-	-	-	-	-	-	-	-	(6,046,885)	-
Additional paid-in capital	(135,058,007)	(397,876,383)	-	(468,834,199)	44,999,990	37,783,749	37,783,749	93,141,718	185,748,404	(100,000,000)	3,210,765,365	264,807,734
Retained earnings	212,540,705	532,818,749	30,658,900	1,366,471,998	38,135,081	(5,892,189)	(3,880,178)	(36,000,427)	(39,639,532)	539,994,926	(838,169,484)	-
Accumulated other comprehensive loss, net	-	-	-	(2,020)	-	-	-	-	-	-	87,376,301	-
Total Cboe Global Markets, Inc. stockholders' equity	77,482,699	134,942,367	30,658,900	897,635,789	83,135,081	31,891,560	33,903,571	57,141,291	146,108,872	439,994,926	2,454,980,744	264,807,734
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(77,482,699)	(134,942,367)	(30,658,900)	(897,635,789)	(83,135,081)	(31,891,560)	(33,903,571)	(57,141,291)	(146,108,872)	(439,994,926)	(2,454,980,744)	(264,807,734)
Total liabilities and equity	410,876,858	2,561,477,713	295,434,595	2,920,896,838	621,923,628	99,827,287	33,903,571	62,938,358	172,324,662	665,581,182	14,094,825,513	264,807,734

	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CSG Cboe Switzerland GbmH
Current assets:														
Cash and cash equivalents	-	1,767,766	985,137	91,519,441	-	16,099,804	480,671	6,489,668	-	-	474,149	49,728	-	31,069
Financial investments	-	-	-	-	-	0	-	-	-	-	-	-	-	-
Accounts receivable, net of $4.5 allowance for credit losses at December 31, 2023	588,999,392	31,286,929	15,297,999	13,437,314	130,908,382	88,428,403	4,844,151	2,338,504	97,235,281	409,989	4,966,924	8,620,944	121,789,294	7
Margin deposits, clearing funds, and interoperability funds (asset)	-	-	-	835,430,972	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	1,133,877	2,676,648	-	-	-	-	-	2,026	-	-	-	-
Other current assets	-	391,706	(0)	6,114,997	-	139,916	148,210	35,569	-	-	124,655	5,833	14,580	-
Total current assets	588,999,392	33,446,401	17,417,013	949,179,373	130,908,382	104,668,122	5,473,032	8,863,741	97,235,281	412,015	5,565,728	8,676,504	121,803,874	31,075
Investments	1,831,900,211	-	208,455,796	-	127,600,240	-	-	-	-	-	-	-	2,024,704,154	-
Land	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	(138,132)	1,307,558	6,363	7,039,583	-	85,097	(127,662)	120,356	-	-	610,643	-	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	8,713,916	-	-
Operating lease right of use assets	95,450,949	1,215,932	-	8,380,808	-	-	-	-	-	-	1,025,876	-	-	-
Goodwill	2,286,704,394	-	128,928,170	-	-	-	-	-	-	-	-	-	-	-
Intangible assets, net	903,018,099	-	-	29,265,762	-	-	652,423	-	-	-	-	-	-	-
Other assets, net	2,142,448	290,564	535,799	11,818,203	-	100,560	-	-	-	-	11,114	-	-	-
Total assets	5,708,077,361	36,260,455	355,343,141	1,005,683,729	258,508,622	104,853,778	5,997,793	8,984,097	97,235,281	412,015	7,213,362	17,390,421	2,146,508,028	31,075
Current liabilities:														
Accounts payable and accrued liabilities	472,851,728	21,650,770	17,786,829	23,775,927	112,236,229	84,386,081	7,202,484	2,405,480	50,355,106	-	5,136,096	24,357,544	329,323,534	-
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	(0)	203,847	-	279,532	-	-	-	-	-
Margin deposits, clearing funds, and interoperability funds (liability)	-	-	-	834,763,912	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	71,476	1,509	0	-	585,153	-	-	-	-	46,151	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	1,869,850	-	-	-	-	-	-	-	-	-	(8,242)	-
Total current liabilities	472,851,728	21,722,246	19,658,188	858,539,839	112,236,229	84,971,234	7,406,331	2,405,480	50,634,638	-	5,182,247	24,357,544	329,315,292	-
Long-term debt	-	8,936,550	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	60	-	-	-	-	-	-	-	-	-	-	143,561	8,321	-
Deferred income taxes	218,052,065	-	-	3,779,529	(100,613,214)	-	-	-	-	-	-	(2,817,688)	13,871,002	-
Non-current operating lease liabilities	117,220,128	1,011,109	-	8,474,831	-	-	-	-	-	-	883,811	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	(0)	0	614,980	-	99,758	142,728	-	-	-	-	-	-	-
Total liabilities	808,123,981.4	31,669,905.7	19,658,187.6	871,409,178.0	11,623,015.3	85,070,992.0	7,549,059.1	2,405,480.1	50,634,638.4	-	6,066,058.6	21,683,416.5	343,194,615.2	-
Stockholders' equity:														
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 105,556,817 and 105,527,815 shares issued and outstanding, respectively at December 31, 2023	968,551	-	-	-	-	132	132	-	-	-	132	-	1	24,426
Common stock in treasury, at cost, 29,002 shares at December 31, 2023	-	(18,802)	-	-	-	-	-	-	-	-	(28,255)	-	(10,202,958)	-
Additional paid-in capital	4,913,101,963	2,213,376	430,395,714	65,545,692	641,676,006	7,851,652	65,883	13,572,638	1,050,236	240,270	976,589	61,419,915	1,991,372,897	17,653
Retained earnings	(132,711,533)	2,431,654	11,261,531	22,180,492	(394,790,399)	14,358,940	(1,803,892)	(6,994,021)	45,550,406	174,805	199,621	(65,712,911)	(296,450,926)	(11,004)
Accumulated other comprehensive loss, net	118,594,398	(35,678)	(105,972,292)	46,548,367	-	(2,427,939)	186,611	-	-	(3,060)	(784)	-	118,594,400	-
Total Cboe Global Markets, Inc. stockholders' equity	4,899,953,379	4,590,549	335,684,953	134,274,551	246,885,607	19,782,786	(1,551,266)	6,578,617	46,600,642	412,015	1,147,303	(4,292,996)	1,803,313,413	31,075
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(4,899,953,379)	(4,590,549)	(335,684,953)	(134,274,551)	(246,885,607)	(19,782,786)	1,551,266	(6,578,617)	(46,600,642)	(412,015)	(1,147,303)	4,292,996	(1,803,313,413)	(31,075)
Total liabilities and equity	5,708,077,361	36,260,455	355,343,141	1,005,683,729	258,508,622	104,853,778	5,997,793	8,984,097	97,235,281	412,015	7,213,362	17,390,421	2,146,508,028	31,075

	CXA Cboe Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC
Current assets:												
Cash and cash equivalents	6,925,536	2,591,932	8,593,769	435,529	1,002,284	2,283,623	10,757,156	-	-	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $4.5 allowance for credit losses at December 31, 2023	7,017,942	2,920,390	8,409,538	517,365	0	1,015,315	2,616,410	-	0	545,088,042	1,899,464,811	17,579,471
Margin deposits, clearing funds, and interoperability funds (asset)	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	2,207	-	-	-	-	-	0
Other current assets	5,761,387	90,295	26,130	510	47,353	71,457	690,229	-	(0)	-	-	-
Total current assets	19,704,865	5,602,617	17,029,438	953,404	1,049,637	3,372,601	14,063,794	-	0	545,088,042	1,899,464,811	17,579,471
Investments	-	(1,231,360)	-	-	-	-	-	-	(138,882,010)	-	-	-
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	4,807,012	-	50,306	-	0	138,571	7,932,301	-	-	-	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	5,565,519	-	-	-	-	1,075,445	3,524,093	-	-	-	-	-
Goodwill	-	136,981,242	-	-	-	-	-	-	-	-	-	41,617,442
Intangible assets, net	32,453,711	-	-	-	-	-	20,332,335	-	-	-	-	7,731,320
Other assets, net	572,858	61,468	986,027	-	-	193,102	813,781	-	-	17,450,869	33,065,469	(0)
Total assets	63,203,965	141,413,967	18,065,771	953,404	1,049,637	4,779,720	46,666,305	-	(138,882,010)	562,538,912	1,932,534,280	66,928,233
Current liabilities:												
Accounts payable and accrued liabilities	12,048,299	5,751,870	9,947,146	588,131	113,479	1,724,244	4,957,037	-	0	491,766,145	1,865,995,286	20,341,845
Section 31 fees payable	-	-	-	-	-	-	-	-	-	6,278,985	17,986,463	-
Deferred revenue	-	-	-	-	-	-	-	-	-	247,560	314,440	-
Margin deposits, clearing funds, and interoperability funds (liability)	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	-	-	-	5,745	-	(0)	0	-	-	-	-	0
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	12,048,299	5,751,870	9,947,146	593,876	113,479	1,724,243	4,957,037	-	0	496,292,690	1,884,296,189	20,341,845
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	-	-	-	12,368,277	14,563,177	-
Deferred income taxes	8,689,867	-	-	-	-	-	4,358,114	-	-	(3,063,324)	(3,554,215)	3,702,143
Non-current operating lease liabilities	4,361,178	-	-	-	-	912,094	2,423,629	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	439,193	-	-	-	-	-	327,402	-	-	-	-	-
Total liabilities	25,538,537.2	5,751,869.7	9,947,146.4	593,876.4	113,478.9	2,636,337.1	12,067,081.7	-	0.0	505,597,582.9	1,895,305,151.3	23,043,988.2
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 105,556,817 and 105,527,815 shares issued and outstanding, respectively at December 31, 2023	-	-	-	337,281	-	-	-	-	-	-	-	-
Common stock in treasury, at cost, 29,002 shares at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	52,256,753	154,158,724	10,464	211,248	173,993	0	38,371,766	8,648	(122,007,768)	(153,858,930)	(148,476,322)	52,067,343
Retained earnings	(715,708)	(22,944,720)	(2,453,810)	(166,510)	767,512	63,730	(12,905,852)	(8,648)	(16,874,242)	190,800,259	185,708,450	(7,183,098)
Accumulated other comprehensive loss, net	(13,875,617)	4,448,083	10,561,971	(20,492)	(5,347)	2,079,652	9,033,309	-	-	-	-	-
Total Cboe Global Markets, Inc. stockholders' equity	37,665,428	135,662,097	8,118,625	359,528	936,158	2,143,382	34,599,223	-	(138,882,010)	56,941,329	37,229,128	44,884,245
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(37,665,428)	(135,662,097)	(8,118,625)	(359,528)	(936,158)	(2,143,382)	(34,599,223)	-	138,882,010	(56,941,329)	(37,229,128)	(44,884,245)
Total liabilities and equity	63,203,965	141,413,967	18,065,771	953,404	1,049,637	4,779,720	46,666,305	-	(138,882,010)	562,538,912	1,932,534,280	66,928,233

	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE, LTD (Asia)	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd
Current assets:												
Cash and cash equivalents	3	-	1,223,436	1,800,700	-	-	-	-	-	-	-	-
Financial investments	-	-	-	-	-	-	-	-	-	-	-	-
Accounts receivable, net of $4.5 allowance for credit losses at December 31, 2023	0	(0)	3,784,529	7,320,950	0	226,196,373	-	7,982	-	122,020,989	88,371	116,118
Margin deposits, clearing funds, and interoperability funds (asset)	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	-	99,033	11,629	-	274,792	-	-	-	858,977	-	-
Total current assets	3	(0)	5,106,997	9,133,079	0	226,471,163	-	7,982	-	122,879,965	88,371	116,118
Investments	-	-	-	-	-	-	(106,561,733)	-	-	-	-	5,375,879
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	-	189,060	-	-	180,108	-	-	(0)	(28,981)	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	276,660	-	-	-	-	-	-	-	-	-
Goodwill	-	-	-	-	-	-	-	-	-	31,018,568	-	-
Intangible assets, net	-	-	-	976,543	-	-	-	-	-	5,053,922	-	-
Other assets, net	-	-	94,702	-	-	(180,108)	-	-	-	634,572	-	2,436,445
Total assets	3	(0)	5,667,720	10,109,622	0	226,471,163	(106,561,733)	7,982	(0)	160,208,046	88,371	7,928,442
Current liabilities:												
Accounts payable and accrued liabilities	(0)	-	4,200,104	2,072,920	(0)	43,408,419	-	-	-	105,161,030	3,417,236	11,567,816
Section 31 fees payable	-	-	-	-	-	-	-	-	-	-	-	-
Deferred revenue	-	-	-	-	-	-	-	-	-	1,426,149	-	-
Margin deposits, clearing funds, and interoperability funds (liability)	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	(0)	0	117,462	-	0	-	-	-	-	(0)	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total current liabilities	(0)	0	4,317,566	2,072,920	-	43,408,419	-	-	-	106,587,178	3,417,236	11,567,816
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Non-current unreocgnized tax benefits	-	-	-	-	-	-	-	-	-	-	425,730	-
Deferred income taxes	-	-	16,490	-	-	-	-	-	-	1,680,838	(94,731)	-
Non-current operating lease liabilities	-	-	123,167	-	-	-	-	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Total liabilities	(0.0)	0.0	4,457,223.3	2,072,919.7	-	43,408,418.5	-	-	-	108,268,016.5	3,748,235.4	11,567,815.7
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 105,556,817 and 105,527,815 shares issued and outstanding, respectively at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Common stock in treasury, at cost, 29,002 shares at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Additional paid-in capital	0	-	546,065	6,363,930	333,747	(96,681,787)	(90,279,425)	-	-	1,768,341	(33,721,917)	(207,541)
Retained earnings	1	-	745,621	1,672,773	423,917	275,744,532	(16,282,308)	7,982	-	50,171,688	30,062,953	(3,486,983)
Accumulated other comprehensive loss, net	1	(2)	(81,190)	-	(757,664)	-	-	-	-	-	-	55,151
Total Cboe Global Markets, Inc. stockholders' equity	3	(0)	1,210,497	8,036,703	0	181,062,745	(106,561,733)	7,982	-	51,940,029	(3,659,864)	(3,639,374)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(3)	(0)	(1,210,497)	(8,036,703)	(0)	(181,062,745)	106,561,733	(7,982)	-	(51,940,029)	3,659,864	3,639,374
Total liabilities and equity	3	(0)	5,667,720	10,109,622	0	224,471,163	(106,561,733)	7,982	(0)	160,208,046	88,371	7,928,442

	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Current assets:												
Cash and cash equivalents	-	4,291,549	602,011	24,280	22,434,808	347,896	-	-	28,254,917	6,996,784	-	-
Financial investments	-	-	-	-	-	-	-	-	482,182	-	-	-
Accounts receivable, net of $4.5 allowance for credit losses at December 31, 2023	-	711,561	165,259	3	9,305,917	5,513,112	12,064,448	978,715	558,558,513	1,882,357	3,115,080	(20,041,689,664)
Margin deposits, clearing funds, and interoperability funds (asset)	-	-	-	-	-	-	-	-	-	-	-	(3,000,000)
Digital assets - safeguarded assets	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes receivable	-	-	-	-	-	-	-	-	-	-	-	-
Other current assets	-	3,969	-	-	704,812	-	-	-	-	37,598	-	7,622,000
Total current assets	-	5,007,079	815,571	24,283	32,445,587	5,901,008	12,064,448	978,715	587,295,612	8,916,339	3,115,080	(20,037,067,664)
Investments	82,830	94,075,241	232,387	-	-	1,854,717,895	-	35,775,870	-	-	2,928,217	(12,744,279,964)
Land	-	-	-	-	-	-	-	-	-	-	-	-
Property and equipment, net	-	(39,067)	(113,150)	-	(1,750,177)	-	-	-	-	589,516	-	-
Property held for sale	-	-	-	-	-	-	-	-	-	-	-	-
Operating lease right of use assets	-	-	-	-	920,891	-	201,429	-	-	-	-	-
Goodwill	-	-	-	-	-	105,226,944	6,680,000	-	19,628	34,953,614	-	-
Intangible assets, net	-	-	-	-	53,333,475	-	543,317	-	-	28,737,280	-	(1,452,423)
Other assets, net	-	2,778,697	113,150	13,952	5,083,143	15,019,473	-	818,000	-	4,841	3,700,000	(28,853,563)
Total assets	82,830	101,824,951	1,047,957	38,235	90,076,919	1,980,575,257	19,489,194	37,572,585	587,315,240	73,201,590	9,743,297	(32,813,653,614)
Current liabilities:												
Accounts payable and accrued liabilities	1,509	3,345,793	88,602	1,498	7,762,941	30,357,986	16,944,655	12,149,643	563,537,220	849,478	218,870	(20,043,145,793)
Section 31 fees payable	-	-	-	-	-	-	-	-	396,671	-	-	-
Deferred revenue	-	28,288	0	-	232,007	-	-	-	-	493	-	-
Margin deposits, clearing funds, and interoperability funds (liability)	-	-	-	-	-	-	-	-	-	-	-	-
Digital assets - safeguarded liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Income taxes payable	(1,509)	-	-	-	-	-	-	-	-	-	-	-
Current portion of long-term debt	-	-	-	-	-	-	-	-	-	-	-	-
Current portion of contingent consideration liabilities	-	-	-	-	-	-	(3)	-	-	-	-	-
Total current liabilities	-	3,374,080	88,602	1,498	7,994,948	30,357,986	16,944,653	12,149,643	563,933,891	849,972	218,870	(20,043,145,793)
Long-term debt	-	-	-	-	-	-	-	-	-	-	-	(24,556,024)
Non-current unreocgnized tax benefits	-	-	-	-	-	16,639,694	-	-	3,189,948	-	-	-
Deferred income taxes	-	-	-	-	11,340,236	27,407,891	(1,065,091)	-	(715,723)	-	-	-
Non-current operating lease liabilities	-	-	-	-	775,517	-	135,032	-	-	-	-	-
Non-current portion of contingent consideration liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current liabilities	-	-	-	-	151,225	-	-	-	-	-	-	-
Total liabilities	-	3,374,080.4	88,601.9	1,498.4	20,261,925.5	77,405,570.6	16,014,593.3	12,149,643.3	566,407,935.8	849,971.8	218,870.0	(20,067,701,817)
Stockholders' equity:												
Preferred stock, $0.01 par value: 20,000,000 shares authorized, no shares issued and outstanding at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	-
Common stock, $0.01 par value: 325,000,000 shares authorized, 105,556,817 and 105,527,815 shares issued and outstanding, respectively at December 31, 2023	-	(971,474)	-	-	-	2	-	-	1	-	52,635	(411,857)
Common stock in treasury, at cost, 29,002 shares at December 31, 2023	-	-	-	-	-	-	-	-	-	-	-	5,760,015
Additional paid-in capital	110,343	128,241,494	633,650	32,395	94,381,496	1,611,693,973	5,451,303	25,296,300	6,968,161	104,690,213	29,839,256	(13,062,121,404)
Retained earnings	-	(1,260,619)	109,583	12,285	(5,267,907)	172,881,272	(1,976,703)	126,641	13,939,163	(7,270,651)	(20,367,465)	726,822,197
Accumulated other comprehensive loss, net	(27,513)	(27,558,531)	225,126	(7,942)	(19,198,592)	118,594,399	-	-	-	(24,867,943)	-	(413,990,743)
Total Cboe Global Markets, Inc. stockholders' equity	82,830	98,450,870	959,355	36,737	69,814,998	1,904,169,646	3,474,601	25,422,942	20,907,325	72,351,619	9,524,427	(12,743,951,797)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Total equity	(82,830)	(98,450,870)	(959,355)	(36,737)	(69,814,998)	(1,904,169,646)	(3,474,601)	(25,422,942)	(20,907,325)	(72,351,619)	(9,524,427)	12,743,951,797
Total liabilities and equity	82,830	101,824,951	1,047,957	38,235	90,076,919	1,980,575,257	19,489,194	37,572,585	587,315,240	73,201,590	9,743,297	(32,813,653,614)

Consolidating Income Statement

Twelve Months Ended December 31, 2023

(unaudited)

Revenues:	Total	BETF Cboe ETF.com, Inc.	Global Markets, Inc. - Foreign Affiliate	BGSL BIDS Global Services LLC	BIDSAUS BIDS Australia PTY. LTD.	BIDSHOLD BIDS Holdings LP	BIDSTECH BIDS Trading Technologies Ltd.	BIDSTL BIDS Trading Ltd.	BIDSTRLP BIDS Trading LP	BTL Cboe Europe Limited	BWHL Cboe Worldwide Holdings Limited	BYX Cboe BYX Exchange, Inc.	BZX Cboe BZX Exchange, Inc.	CASTH Cboe Ascent Holdings, LLC	CBOE Cboe C1 Exchange, Inc.	CBOE2 Cboe C2 Exchange, Inc.	CBOECLEARDIG Cboe Clear Digital LLC
Transaction and clearing fees	2,831,336,796	-	-	7,278,266	-	310,787	-	-	29,614,130	26,926,001	-	42,452,473	622,318,490	-	900,563,675	209,529,794	42,545
Access and capacity fees	347,480,545	-	-	356,179	-	-	-	-	85,472	17,823,629	-	24,927,924	52,533,128	-	105,522,955	27,355,535	43,333
Market data fees	293,690,810	-	-	-	-	-	-	-	266,900	5,677,791	-	10,010,295	54,612,506	-	26,264,853	5,000,226	-
Regulatory fees	223,694,945	-	-	-	-	-	-	-	-	-	-	10,236,447	70,800,089	-	51,410,463	6,256,890	-
Other revenue	77,271,995	-	-	775,000	-	-	5,186,667	108,222	-	57,232,806	-	-	3,032,936	-	3,245,241	-	13,233
Total revenue	3,773,475,091	-	-	8,409,445	-	310,787	5,186,667	108,222	29,966,502	107,660,226	-	87,627,139	803,297,150	-	1,087,007,187	248,142,445	99,111
Cost of revenues:																	
Liquidity payments	1,385,774,528	-	-	-	-	-	-	-	-	7,610,879	-	26,377,134	558,766,495	-	8,329,073	157,070,135	441,038
Routing and clearing	79,055,050	-	-	538,739	-	-	-	-	5,045,247	406,222	-	-	-	-	1,605,523	-	-
Section 31 fees	185,737,468	-	-	-	-	-	-	-	-	-	-	9,784,215	68,640,068	-	21,459,036	3,277,245	-
Royalty fees and other cost of revenues	204,884,750	-	-	-	-	-	-	-	-	-	-	-	320,093	-	151,120,713	1,446,182	-
Total cost of revenues	1,855,451,796	-	-	538,739	-	-	-	-	5,045,247	8,017,100	-	36,161,349	627,726,655	-	182,514,344	161,793,562	441,038
Revenues less cost of revenues	1,918,023,295	-	-	7,870,706	-	310,787	5,186,667	108,222	24,921,255	99,643,126	-	51,465,790	175,570,494	-	904,492,843	86,348,883	(341,927)
Operating expenses:																	
Compensation and benefits	425,789,970	-	186,382	6,046,966	-	850,667	3,456,429	-	9,121,951	26,092,192	-	5,053,548	42,202,655	-	67,260,768	15,046,127	2,756,137
Depreciation and amortization	158,009,439	-	-	159,247	-	9,859,413	5,658	-	233,954	20,129,052	11,030	528,134	4,489,506	-	8,556,302	1,668,158	-
Technology support services	99,709,040	-	-	1,140,418	-	230,752	100,309	-	3,271,476	8,377,316	9	1,460,841	10,576,772	-	14,666,358	3,243,345	292,971
Professional fees and outside services	92,020,130	-	-	1,400,532	5,216	32,328	1,092,054	134,211	4,808,047	2,405,677	125,131	3,038,990	12,846,279	-	29,822,405	6,011,753	315,110
Travel and promotional expenses	37,583,345	-	-	227,943	-	32,776	23,720	-	345,576	873,153	190	599,163	4,706,049	-	10,296,194	1,536,309	12,563
Facilities costs	25,651,481	-	-	227,225	-	31,789	87,734	-	342,347	1,525,702	613,816	187,388	2,412,039	-	5,487,694	1,371,421	22,000
Acquisition-related costs	7,432,871	-	-	-	-	77,721	24,970	-	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	13,907,574	-	-	(7,736,408)	-	(3,118,618)	46,028	51	11,234,223	1,324,268	(6,861,118)	369,961	3,286,585	-	5,432,095	1,308,967	688,753
Total operating expenses	860,103,851	-	186,382	1,465,922	5,216	7,996,829	4,836,902	134,262	29,357,575	60,727,361	(6,110,941)	11,238,024	80,519,885	-	141,521,816	30,186,081	4,087,534
Operating income (loss)	1,057,919,444	-	(186,382)	6,404,784	(5,216)	(7,686,042)	349,765	(26,039)	(4,436,320)	38,915,765	6,110,941	40,227,765	95,050,609	-	762,971,027	56,162,802	(4,429,461)
Non-operating (expenses) income:																	
Interest expense	(62,391,366)	-	-	-	-	-	-	-	-	(65,941)	(233,019)	-	-	-	-	-	-
Interest income	11,970,796	-	-	-	-	31	-	-	-	2,319,304	287,679	-	50,494	-	-	48,275	1,315,321
Earnings in investments	39,481,334	-	-	-	-	-	-	-	-	-	-	-	-	36,856,332	-	-	-
Other income (expense), net	611,093	-	-	(1,147)	-	1,748	347	-	-	195,258	(396,447)	-	-	-	(3,855)	-	(11,631)
Total non-operating (expenses) income	(10,328,143)	-	-	(1,147)	-	1,779	347	-	-	2,448,621	(341,787)	-	50,494	36,856,332	(3,855)	48,275	1,303,690
Income (loss) before income tax provision (benefit):	1,047,591,301	-	(186,382)	6,403,637	(5,216)	(7,684,263)	350,112	(26,039)	(4,436,320)	41,364,387	5,769,155	40,227,765	95,101,103	36,856,332	762,967,171	56,211,077	(3,125,771)
Income tax provision (benefit)	286,159,289	-	-	1,160,361	-	(1,909,540)	(156,319)	(5,980)	1,242,821	9,844,639	(195,145)	11,811,163	27,584,795	9,288,680	209,316,284	16,077,138	-
Net income (loss)	761,432,013	-	(186,382)	5,243,276	(5,216)	(5,774,723)	506,431	(20,059)	(5,679,141)	31,519,747	5,964,299	28,416,602	67,516,308	27,567,652	553,650,887	40,133,939	(3,125,771)

Revenues:	CBOECLEARDIGHOLD Cboe Clear Digital Holdings LLC	CBOEDIGEXCH Cboe Digital Exchange LLC	CBOEDIGINTHOLD Cboe Digital Intermediate Holdings LLC	CBOEF Cboe Futures Exchange, LLC	CBOEH Cboe Global Markets, Inc.	CBOEOFF Cboe Off-Exchange Services, LLC	CBOEV Cboe Bats, LLC	CBOUK Cboe UK Limited	CCAN Cboe Canada Holdings ULC	CCE Cboe Clear Europe	CDIH Cboe Digital Holdings, Inc.	CEBV Cboe Europe B.V.	CEIBV Cboe Europe Indices BV	CFIM Cboe Fixed Income Markets, LLC	CGI Cboe Global Indices, LLC	CHKL CBOE Hong Kong Limited	CNSC Cboe Netherlands Services Company B.V.	COEBC Cboe Building Corporation	CSC Cboe Services Company	CSG Cboe Switzerland GbmH
Transaction and clearing fees	-	382,903	(4,963,227)	97,974,376	-	-	-	-	-	43,782,523	-	65,135,128	-	7,676	-	-	-	-	-	49,182
Access and capacity fees	-	390,000	-	21,973,143	-	-	0	-	-	3,011,525	-	8,028,132	-	-	-	-	-	-	-	-
Market data fees	-	-	-	8,493,175	(1,058)	-	59,574	-	-	-	-	11,991,125	469,441	-	43,204,638	-	-	-	-	-
Regulatory fees	-	-	-	301,000	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	-	-	218,025	4,861,373	-	-	18,208,399	1,489,366	46,832,395	-	5,003,170	1,081,353	-	-	-	2,510,398	42,691	-	151,179
Total revenue	-	772,903	(4,963,227)	128,959,718	4,860,315	-	59,574	18,208,399	1,489,366	93,626,443	-	90,157,556	1,550,794	7,676	43,204,638	-	2,510,398	42,691	-	200,361
Cost of revenues:																				
Liquidity payments	-	749,775	-	-	-	-	-	-	-	-	-	27,013,018	-	-	-	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	-	-	15,460,415	-	812,399	-	-	-	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	-	-	3,861,803	-	-	-	-	-	38,624,421	-	-	-	-	9,108,599	-	-	-	-	-
Total cost of revenues	-	749,775	-	3,861,803	-	-	-	-	-	54,084,836	-	27,825,417	-	-	9,108,599	-	-	-	-	-
Revenues less cost of revenues	-	23,128	(4,963,227)	125,097,915	4,860,315	-	59,574	18,208,399	1,489,366	39,541,607	-	62,332,139	1,550,794	7,676	34,096,039	-	2,510,398	42,691	-	200,361
Operating expenses:																				
Compensation and benefits	-	12,626,487	-	-	7,500,966	-	4,900	12,663,171	1,403,119	19,038,249	4,505,584	4,872,847	(4,906)	1,408,210	628,109	-	1,895,325	-	73,178,525	37,713
Depreciation and amortization	-	126,734	7,000,000	-	5,858,991	-	64,719,524	655,864	1,422	3,733,932	297,709	17,066	867	196,054	-	-	21,787	1,088,807	-	-
Technology support services	-	2,455,875	-	292,416	7,191,439	-	-	842,244	-	8,722,427	730,403	667,788	680,879	224,323	-	-	143,692	10,055	-	-
Professional fees and outside services	-	2,559,267	10,309	754,911	17,176,635	-	-	591,924	10,241	10,990,183	1,333,452	47,846,747	1,361,119	480,582	1,036,568	-	55,057	798,360	72	75,372
Travel and promotional expenses	-	778,729	-	892,575	2,623,128	-	-	500,688	2	576,994	308,128	320,473	31	45,366	-	-	54,346	-	-	-
Facilities costs	-	288,136	-	-	1,073,520	-	-	907,069	-	1,478,467	128,481	328,758	-	35,212	-	-	94,601	2,946,243	-	2,755
Acquisition-related costs	-	102,220	-	-	4,800,681	-	-	-	236,171	-	910,182	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	-	403,995	194	(21,801)	1,686,182	-	-	145,028	(7,453,034)	1,039,656	1,833,873	540,475	13,639	35,781	-	38	37,991	5,600	135,657	2,247
Total operating expenses	-	19,341,442	7,010,503	1,918,101	47,911,542	-	64,724,423	16,305,988	(5,802,080)	45,579,907	10,047,813	54,594,152	2,051,628	2,425,528	1,664,676	38	2,302,799	4,849,065	73,314,254	118,087
Operating income (loss)	-	(19,318,314)	(11,973,729)	123,179,814	(43,051,228)	-	(64,664,849)	1,902,411	7,291,446	(6,038,300)	(10,047,813)	7,737,987	(500,834)	(2,417,852)	32,431,363	(38)	207,599	(4,806,374)	(73,314,254)	82,274
Non-operating (expenses) income:																				
Interest expense	-	-	-	-	(54,565,177)	-	-	(281,748)	-	(7,736,736)	-	(4)	-	-	-	-	-	-	(7,145)	-
Interest income	-	652,550	9,464	33,022	4,959,569	-	-	1,044	-	1,232	-	452,296	-	-	-	-	-	-	-	-
Earnings in investments	-	-	-	-	2,625,002	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income (expense), net	-	-	-	-	(191,517)	-	(47,963)	(25,685)	(259)	(14,575)	-	(728,019)	9,995	-	(94)	-	(17,217)	-	-	(22,683)
Total non-operating (expenses) income	-	652,550	9,464	33,022	(47,172,123)	-	(47,963)	(306,390)	(259)	(7,750,079)	-	(275,727)	9,995	-	(94)	-	(17,217)	-	(7,145)	(22,683)
Income (loss) before income tax provision (benefit):	-	(18,665,764)	(11,964,265)	123,212,837	(90,223,351)	-	(64,712,812)	1,596,022	7,291,187	(13,788,379)	(10,047,813)	7,462,260	(490,839)	(2,417,852)	32,431,269	(38)	190,381	(4,806,374)	(73,321,399)	59,591
Income tax provision (benefit)	-	5,130,091	-	33,365,456	(23,968,109)	-	(15,061,351)	29,152	(767,833)	(3,316,784)	(15,507,015)	1,832,098	(6,301)	327,318	7,750,984	-	54,269	(1,264,733)	(5,159,926)	-
Net income (loss)	-	(23,795,855)	(11,964,265)	89,847,381	(66,255,241)	-	(49,651,461)	1,566,870	8,059,020	(10,471,595)	5,459,202	5,630,162	(484,538)	(2,745,170)	24,680,285	(38)	136,113	(3,541,641)	(68,161,473)	59,591

Revenues:	CXA Cboe Australia Pty Ltd	CXAPH Chi-X Asia Pacific Holdings	CXAPTY Cboe Australia Services Pty, Ltd.	CXE Cboe Chi-X Europe Limited	CXGTH Chi-X Global Technology Ltd	CXGTP Chi-X Global Technology	CXJ Chi-X Japan Ltd.	CXJS Chi-X Japan Services Ltd.	DEI Direct Edge LLC	EDGA Cboe EDGA Exchange, Inc.	EDGX Cboe EDGX Exchange, Inc.	HALLC Hanweck Associates, LLC	HALTD Hanweck Associates Limited (UK)	HAPTE Hanweck Associates, PTE. LTD (Asia)	HSAS Cboe Singapore Pte. Limited	HSEF Cboe SEF, LLC
Transaction and clearing fees	1,912,613	-	-	-	-	-	7,817,081	-	-	80,945,396	537,939,668	-	-	-	-	4,137,779
Access and capacity fees	4,945,528	-	-	-	-	-	2,496,886	-	-	24,698,687	38,930,460	-	-	-	-	-
Market data fees	16,785,944	-	-	-	-	-	1,736,546	-	-	14,778,515	50,131,546	-	-	-	-	-
Regulatory fees	-	-	-	-	-	-	-	-	-	15,914,533	68,775,523	-	-	-	-	-
Other revenue	1,779,160	4,397,030	15,078,647	245,867	901,238	5,699,781	(14,956)	-	-	-	394,700	-	-	-	4,679,188	707
Total revenue	25,423,244	4,397,030	15,078,647	245,867	901,238	5,699,781	12,035,557	-	-	136,337,131	696,171,897	-	-	-	4,679,188	4,138,487
Cost of revenues:																
Liquidity payments	52,366	-	-	-	-	-	-	-	-	80,231,546	504,025,644	-	-	-	-	-
Routing and clearing	-	-	-	-	-	-	-	-	-	-	247,360	-	-	-	-	-
Section 31 fees	-	-	-	-	-	-	-	-	-	15,405,631	67,171,273	-	-	-	-	-
Royalty fees and other cost of revenues	978,384	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total cost of revenues	1,030,750	-	-	-	-	-	-	-	-	95,637,177	571,444,277	-	-	-	-	-
Revenues less cost of revenues	24,392,494	4,397,030	15,078,647	245,867	901,238	5,699,781	12,035,557	-	-	40,699,954	124,727,620	-	-	-	4,679,188	4,138,487
Operating expenses:																
Compensation and benefits	7,215,932	1,179,706	10,965,817	(917)	505,205	3,743,954	3,719,913	-	-	8,211,484	52,166,833	-	-	-	3,429,347	334,159
Depreciation and amortization	2,449,909	1,875,000	19,563	-	-	429,979	1,421,084	-	-	851,143	5,546,656	1,647,336	-	-	104,215	-
Technology support services	3,936,520	35,275	79,345	46	4,055	248,185	3,263,369	-	-	2,136,538	12,453,478	61,172	-	-	142,409	107,380
Professional fees and outside services	12,563,224	3,281,830	1,803,284	221,113	108,049	142,471	5,828,605	-	-	3,658,339	13,839,045	2,840,563	-	-	140,002	564,840
Travel and promotional expenses	740,943	29,494	243,921	-	15,798	44,553	141,311	-	-	994,843	5,818,657	564	-	-	257,070	19,276
Facilities costs	377,334	229,957	52	-	14,759	351,355	581,747	-	-	302,558	2,921,788	-	-	-	187,505	12,931
Acquisition-related costs	27,823	83,968	30,365	-	40,662	357,872	270,692	-	-	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	(401,493)	64,501	952,665	84	22,119	202,650	259,722	-	-	611,404	4,008,603	-	-	-	46,320	17,776
Total operating expenses	26,910,192	6,779,732	14,095,012	220,326	710,647	5,521,019	15,486,443	-	-	16,766,308	96,755,060	4,549,635	-	-	4,306,868	1,056,361
Operating income (loss)	(2,517,697)	(2,382,702)	983,636	25,541	190,591	178,762	(3,450,886)	-	-	23,933,646	27,972,561	(4,549,635)	-	-	372,319	3,082,126
Non-operating (expenses) income:																
Interest expense	(1,123)	-	-	-	-	-	(82)	-	-	-	-	-	-	-	-	-
Interest income	382,127	26	47,786	-	1,484	765	-	-	-	-	47,812	-	-	-	-	-
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income (expense), net	(67,478)	72,226	9,630	-	(20,051)	(38,820)	(49,413)	-	-	-	-	(23,444)	-	-	(14,966)	-
Total non-operating (expenses) income	313,526	72,252	57,417	-	(18,567)	(38,055)	(49,494)	-	-	-	47,812	(23,444)	-	-	(14,966)	-
Income (loss) before income tax provision (benefit):	(2,204,172)	(2,310,450)	1,041,052	25,541	172,024	140,707	(3,500,380)	-	-	23,933,646	28,020,373	(4,573,079)	-	-	357,353	3,082,126
Income tax provision (benefit)	(705,203)	81,010	(3,317)	5,758	-	2,780	(939,047)	-	-	7,176,617	8,380,272	(1,135,933)	-	-	165,792	-
Net income (loss)	(1,498,968)	(2,391,461)	1,044,369	19,783	172,024	137,927	(2,561,333)	-	-	16,757,029	19,640,101	(3,437,146)	-	-	191,562	3,082,126

Revenues:	HSEU Cboe FX Europe Limited	HSFX Cboe FX Markets, LLC	HSHI Cboe FX Holdings, LLC	HSIB Bats Hotspot IB LLC	IPSA Index Pubs SA	LVOL Cboe Livevol, LLC	MDE Cboe Data Services, LLC	MHPL Middlebury Holdings Pty Ltd	MNGU MatchNow GP ULC	NEOI Aequitas Innovations Inc.	NEON NEO Connect Inc.	NEOV Aequitas EVO Connect Inc.	NEOX Neo Exchange Inc.	OAC Omicron Acquisition Corp.	SILEX Cboe Silexx, LLC	TLEGS Cboe III, LLC	TRAD Cboe Trading, Inc.	TriActCAN TriAct Canada Marketplace LP	VEST Cboe Vest, LLC	Eliminations
Transaction and clearing fees	-	58,083,661	-	-	-	-	-	-	-	-	-	-	19,558,542	-	-	-	78,190,677	5,622,540	-	(4,275,882)
Access and capacity fees	-	10,674,587	-	-	-	1,011,275	-	-	-	-	-	-	2,434,537	-	-	-	-	696,191	-	(458,561)
Market data fees	-	1,400,191	-	-	-	33,078,661	-	-	-	-	24,196	-	11,478,589	-	-	-	-	320,481	-	(2,093,327)
Regulatory fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other revenue	-	526,523	-	-	-	2,617,349	-	-	-	363,852	262,320	-	4,038,550	-	-	-	-	115	-	(113,620,527)
Total revenue	-	70,684,962	-	-	-	36,707,285	-	-	-	363,852	286,516	-	37,510,217	-	-	-	78,190,677	6,639,327	-	(120,518,297)
Cost of revenues:																				
Liquidity payments	-	-	-	-	-	-	-	-	-	-	-	-	15,110,725	-	-	-	-	-	-	(3,299)
Routing and clearing	-	1,192,805	-	-	-	-	-	-	-	-	-	-	-	-	-	-	57,012,785	6,140	-	(3,272,583)
Section 31 fees	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Royalty fees and other cost of revenues	-	244,476	-	-	-	-	-	-	-	-	-	-	-	-	-	-	180,080	522,322	-	(1,522,322)
Total cost of revenues	-	1,437,281	-	-	-	-	-	-	-	-	-	-	15,110,725	-	-	-	57,192,865	528,462	-	(4,798,204)
Revenues less cost of revenues	-	69,247,681	-	-	-	36,707,285	-	-	-	363,852	286,516	-	22,399,493	-	-	-	20,997,811	6,110,865	-	(115,720,092)
Operating expenses:																				
Compensation and benefits	-	-	-	-	-	48,191	-	-	-	(6,977)	-	-	10,067,133	-	-	-	3,990,427	2,387,641	-	-
Depreciation and amortization	-	-	-	-	-	1,362,878	-	-	-	22,076	33,293	-	9,545,518	-	94,327	-	-	3,247,255	-	-
Technology support services	-	266,953	-	-	-	6,892,104	-	-	-	186,109	-	-	2,648,085	-	91,342	-	3,758,283	1,356,544	-	(3,280,261)
Professional fees and outside services	-	7,620,902	-	-	-	396,655	-	59,150	-	106,100	209,867	1,470	1,817,690	-	-	-	2,004,566	928,120	-	(113,234,286)
Travel and promotional expenses	-	107,794	-	-	-	1,964,822	-	-	-	7,449	-	-	1,048,754	-	-	-	1,260,169	133,834	-	-
Facilities costs	-	-	-	-	-	115,562	-	-	-	(4,207)	-	-	300,496	-	(270)	-	667,520	-	-	(2)
Acquisition-related costs	-	-	-	-	-	-	-	-	-	-	-	-	469,544	-	-	-	-	-	-	-
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other expenses (income)	-	57,031	-	-	-	493,772	-	-	-	9,584	8,660	36	1,420,570	-	-	-	1,047,927	705,338	-	-
Total operating expenses	-	8,052,679	-	-	-	11,273,983	-	59,150	-	320,134	251,819	1,506	27,317,789	-	185,399	-	12,728,893	8,758,732	-	(116,514,549)
Operating income (loss)	-	61,195,002	-	-	-	25,433,302	-	(59,150)	-	43,717	34,696	(1,506)	(4,918,296)	-	(185,399)	-	8,268,918	(2,647,867)	-	794,457
Non-operating (expenses) income:																				
Interest expense	-	-	-	-	-	-	-	-	-	-	-	-	(15,158)	-	-	-	-	-	-	514,767
Interest income	-	-	-	-	-	-	-	-	-	140,755	-	-	924,563	232,795	-	-	358,016	-	225,083	(520,698)
Earnings in investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other income (expense), net	-	(187,243)	-	-	-	-	-	-	-	14,993	(1,062)	-	(92,224)	-	-	-	-	126,807	2,135,882	-
Total non-operating (expenses) income	-	(187,243)	-	-	-	-	-	-	-	155,748	(1,062)	-	817,181	232,795	-	-	358,016	126,807	2,360,966	(5,931)
Income (loss) before income tax provision (benefit):	-	61,007,758	-	-	-	25,433,302	-	(59,150)	-	199,466	33,635	(1,506)	(4,101,115)	232,795	(185,399)	-	8,626,934	(2,521,060)	2,360,966	788,526
Income tax provision (benefit)	-	-	-	-	-	6,365,473	33,164	(12,323)	-	(2,647,623)	-	(13,791)	(1,104,969)	370,506	(51,817)	(31)	2,661,987	-	33,772	-
Net income (loss)	-	61,007,758	-	-	-	19,067,829	(33,164)	(46,828)	-	2,847,088	33,635	12,286	(2,996,146)	(137,711)	(133,582)	31	5,964,947	(2,521,060)	2,327,194	788,526

Cboe Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2023

(With Independent Auditors' Report Thereon)

Cboe Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income, changes in stockholder's (deficit) equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2024

Cboe Exchange, Inc.
Statement of Financial Condition
December 31, 2023
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	92,567
Receivables from affiliates		467,210
Other assets		10,415
Total current assets		570,192
Investments		333
Property and equipment--net of accumulated depreciation of $47		723
Data processing software--net of accumulated amortization of $57		1,236
Goodwill and intangibles, net		126
Deferred income taxes, net		31,079
Notes receivable, net		16,242
Total assets	$	619,931
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	113,699
Section 31 fees payable		6,676
Payables to affiliates		34,324
Deferred revenue		1,657
Total current liabilities		156,356
Unrecognized tax benefits		114,061
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		26,967
Retained earnings		322,547
Total stockholder's equity		349,514
Total liabilities and stockholder's equity	$	619,931

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Income
Year ended December 31, 2023
(in thousands)

Revenues:		
Transaction fees	$	918,288
Access and capacity fees		105,523
Market data fees		26,265
Regulatory fees		51,443
Other revenue		3,245
Total revenues		1,104,764
Cost of revenues:		
Liquidity payments		8,329
Routing and clearing		19,330
Section 31 fees		21,491
Royalty fees		151,121
Total cost of revenues		200,271
Revenues less cost of revenues		904,493
Operating expenses:		
Compensation and benefits		67,261
Management fee		13,642
Depreciation and amortization		948
Technology support services		14,666
Professional fees and outside services		29,529
Travel and promotional expenses		10,296
Facilities costs		5,488
Other expenses		(601)
Total operating expenses		141,229
Operating income		763,264
Non-operating expense:		
Other expense		4
Income before income tax provision		763,260
Income tax provision		209,390
Net income	$	553,870

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Changes in Stockholder’s (Deficit) Equity
Year ended December 31, 2023
(in thousands)

	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Total stockholder's (deficit) equity
Balance at January 1, 2023	$ —	$ 26,967	$ (31,323)	$ (4,356)
Distribution to Parent	—	—	(200,000)	(200,000)
Net income	—	—	553,870	553,870
Balance at December 31, 2023	$ —	$ 26,967	$ 322,547	$ 349,514

See accompanying notes to financial statements.

Cboe Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2023
(in thousands)

Cash flows from operating activities:		
Net income	$	553,870
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		948
Deferred income tax benefit		(5,904)
Changes in assets and liabilities:		
Accounts receivable		(13,764)
Receivables from affiliates		(378,627)
Other assets		8,854
Notes receivable		(4,902)
Accounts payable and accrued liabilities		5,755
Section 31 fees payable		(9,297)
Payables to affiliates		22,780
Deferred revenue		(5,989)
Unrecognized tax benefits		26,276
Net cash provided by operating activities		200,000
Cash flows used in financing activities:		
Distribution to Parent		(200,000)
Net cash used in financing activities		(200,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	152,604

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe Exchange, Inc. ("the Company" or "Cboe Options"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain order to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Investments

Investments represent the Company's investment in OCC, which is accounted for using the measurement alternative as there is an absence of readily determinable fair value for the investment and the Company cannot exercise significant influence over the investment based upon the ownership interest held.

Investments are periodically reviewed to determine whether any events or changes in circumstances indicate that the investments may be other than temporarily impaired. In the event of impairment, the Company would recognize a loss for the difference between the carrying amount and the estimated fair value of the investment.

(g) Property and Equipment, Net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to seven years. Expenditures for repairs and maintenance are charged to expense as incurred.

Long lived assets to be held and used are reviewed to determine whether any events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. The Company bases this evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present that would indicate that the carrying amount of any asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of the asset at the lowest level for which identifiable cash flows exist. In the event of impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

(h) Data Processing Software, Net

The Company expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software, generally are five years or less for other assets, and seven years for software related to the Company's migration onto the Parent's technology.

(i) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(j) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Proprietary market data also includes revenue from various licensing agreements. Both types of market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligation.

(in thousands, unless otherwise noted)

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Investments

Cboe holds a 20% investment in OCC, which is accounted for using the measurement alternative given the absence of readily determinable fair values for the investment and due to the Company's inability to exercise significant influence over the investment based upon the ownership interest held. The Company's contributed capital to OCC has been recorded under investments in the statement of financial condition as of December 31, 2023. Under OCC's current capital management policy, which was approved by the SEC on January 24, 2020, if OCC's equity capital falls below certain defined thresholds, OCC can access additional capital through an operational loss fee charged to clearing members. None of OCC's shareholders has any obligation to contribute capital to OCC under the capital management policy, nor does any shareholder have the right to receive dividends from OCC under such policy. The Company's investment in OCC as of December 31, 2023 is $333 thousand.

(4) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the consolidated audit trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934, and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT. The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, to date the funding of the CAT has been provided solely by the Plan Participants in exchange for promissory notes.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to

(in thousands, unless otherwise noted)

fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the “executed equivalent shares” of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs. To date, the funding of the CAT has solely been provided by the Plan Participants in exchange for promissory notes. The funds generated from the assessment of CAT fees to recover a portion of historical CAT costs will be used by CATLLC to repay a portion of the promissory notes to the Plan Participants.

The Plan Participants submitted fee filings during the first week of January 2024 with the SEC to implement the applicable transaction-based fee rates that are to be assessed by CATLLC to CAT Executing Brokers to recover a portion of historical CAT costs incurred prior to 2022. On January 17, 2024, the SEC issued orders suspending each Plan Participant’s fee filing and instituting proceedings to determine whether to approve or disapprove the fees, which orders were published in the Federal Register on February 13, 2024. SEC action on the fee filings is still pending as of the date of this filing.

Additional CAT fees related to a portion of other historical CAT costs and to prospective CAT costs are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Once the CAT fee related to ongoing prospective CAT costs becomes effective through fee filings submitted by the Plan Participants, it is anticipated the Plan Participants will no longer continue to fund CATLLC in exchange for promissory notes.

On April 16, 2024, a putative class action captioned, Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC, No. 06:24-CV-00197, was filed in U.S. District Court for the Western District of Texas, Waco Division. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. This challenge or any other challenge to the constitutionality of the CAT may delay the Plan Participants’ assessment of CAT fees to recover a portion of CAT costs (both historical and prospective). As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from CAT Executing Brokers and remitted by CATLLC to the Plan Participants, and until CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs are implemented, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. Additionally, portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 9 (“Commitments and Contingencies”) for more information. As of December 31, 2023, the notes receivable, net balance was $16.2 million.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2023:

	Balance at December 31, 2022	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2023
Allowance for notes receivable credit losses	$ 3,939	$ —	$ —	$ —	$ 3,939

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2023:

Compensation and benefits	$ 67,261
Management fee	13,642
Technology support services	14,653
Professional fees and outside services	8,298
Travel and promotional expenses	6,814
Facilities costs	5,726
	$ 116,394

(6) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023:

Royalties	$ 29,918
Marketing fee payable	8,271
Accounts payable	1,553
Current portion of tax uncertainties	57,438
Accrued liabilities	16,519
	$ 113,699

(in thousands, unless otherwise noted)

(7) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2023:

	Balance at December 31, 2022	Cash Additions	Revenue Recognition	Balance at December 31, 2023
Option regulatory fee (1)	$ 7,579	$ (185)	$ (5,807)	$ 1,587
Liquidity provider sliding scale	—	7,200	(7,200)	—
Other, net	67	481	(478)	70
Total deferred revenue	$ 7,646	$ 7,496	$ (13,485)	$ 1,657

(1) The Company assesses ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(8) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:	
Unrecognized tax benefits	$ 31,455
Allowance for credit losses	303
Investments and other	482
Subtotal	32,240
Valuation allowance	(482)
Total deferred tax assets	$ 31,758
Deferred tax liabilities:	
Property and equipment, net	$ (490)
Prepaid expenses	(189)
Total deferred tax liabilities	(679)
Net deferred tax assets	$ 31,079

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $0.5 million was recorded against gross deferred tax assets for certain investments and capital loss carryforwards as of December 31, 2023.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2023 consists of the following:

Current tax expense:		
Federal	$	151,557
State		63,737
Total current tax expense		215,294
Deferred income tax benefit:		
Federal		(5,531)
State		(373)
Total deferred income tax benefit		(5,904)
Income tax provision	$	209,390

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2023 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	160,285	21.0%
Increase in income tax resulting from:			
State income taxes		32,921	4.3%
Change in unrecognized tax benefits		15,863	2.1%
Other		321	0.0%
Income tax provision	$	209,390	27.4%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2023	$	108,495
Gross increases on tax positions in current period		20,667
Gross decreases on tax positions in prior period		(1,087)
Gross decreases on statute lapses		(1,352)
Balance at December 31, 2023	$	126,723

As of December 31, 2023, the Company had $106.3 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate.

The Company had accrued interest and penalties of $44.8 million related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $3.9 million during the year ended December 31, 2023. During 2023, the Parent reached a settlement with the Internal Revenue Service (“IRS”) under which the Company has conceded all the claimed Section 199 deductions. The Company expects to settle $57.4 million of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company’s open tax years are 2015 through 2023 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(in thousands, unless otherwise noted)

(9) Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2023, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

(in thousands, unless otherwise noted)

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Contractual Obligations

The Company has contractual obligations related to licensing agreements with various licensors, some of which included fixed fees and/or variable fees calculated using agreed upon contracted rates and reported cleared volumes. Certain licensing agreements contain annual minimum fee requirements that total between $17.1 and $18.1 million each year for the next five years.

See also Note 4 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 8 ("Income Taxes").

(10) Subsequent Events

Subsequent to December 31, 2023 and through the report date, the Company has made $50.0 million of intercompany tax payments to the Parent related to the settlement of Section 199 tax matters.

In May 2024, the Company released $4.1 million of Section 199 tax reserves due to the expiration of the statute of limitations.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023 through June 12, 2024, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2023.

Cboe C2 Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2023

(With Independent Auditors' Report Thereon)

Cboe C2 Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe C2 Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe C2 Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2024

Cboe C2 Exchange, Inc.
Statement of Financial Condition
December 31, 2023
(in thousands, except share and per share amounts)

Assets		
Current assets:		
Accounts receivable	$	13,832
Receivables from affiliates		60,976
Other assets		1,089
Total current assets		75,897
Deferred income taxes, net		2,299
Notes receivable, net		15,047
Total assets	$	93,243
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	7,913
Section 31 fees payable		1,070
Payables to affiliates		3,298
Deferred revenue		699
Total current liabilities		12,980
Unrecognized tax benefits		6,937
Stockholder's equity:		
Common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Additional paid-in capital		48,684
Retained earnings		24,642
Total stockholder's equity		73,326
Total liabilities and stockholder's equity	$	93,243

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Income
Year ended December 31, 2023
(in thousands)

Revenues:		
Transaction fees	$	215,471
Access and capacity fees		27,355
Market data fees		5,000
Regulatory fees		6,264
Total revenues		254,090
Cost of revenues:		
Liquidity payments		157,070
Routing and clearing		5,942
Section 31 fees		3,284
Royalty fees		1,446
Total cost of revenues		167,742
Revenues less cost of revenues		86,348
Operating expenses:		
Compensation and benefits		15,046
Management fee		2,977
Technology support services		3,243
Professional fees and outside services		6,012
Travel and promotional expenses		1,536
Facilities costs		1,372
Total operating expenses		30,186
Operating income		56,162
Non-operating income:		
Interest income		40
Income before income tax provision		56,202
Income tax provision		16,075
Net income	$	40,127

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2023
(in thousands)

	Common stock	Additional paid-in capital	(Accumulated deficit) retained earnings	Total stockholder's equity
Balance at January 1, 2023	$ —	$ 48,684	$ (5,485)	$ 43,199
Distribution to Parent	—	—	(10,000)	(10,000)
Net income	—	—	40,127	40,127
Balance at December 31, 2023	$ —	$ 48,684	$ 24,642	$ 73,326

See accompanying notes to financial statements.

Cboe C2 Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2023
(in thousands)

Cash flows from operating activities:		
Net income	$	40,127
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		444
Changes in assets and liabilities:		
Accounts receivable		2,036
Receivables from affiliates		(31,200)
Other assets		1,536
Notes receivable		(3,574)
Accounts payable and accrued liabilities		(1,728)
Section 31 fees payable		(1,538)
Payables to affiliates		2,637
Deferred revenue		(583)
Unrecognized tax benefits		1,843
Net cash provided by operating activities		10,000
Cash flows used in financing activities:		
Distribution to Parent		(10,000)
Net cash used in financing activities		(10,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	13,152

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe C2 Exchange, Inc. ("the Company" or "C2"), a wholly-owned subsidiary of Cboe Global Markets, Inc. ("the Parent"), is a market for the trading of exclusive options on various market indices ("index options"), as well as on non-exclusive "multi-listed" options, such as options on the stocks of individual corporations ("equity options") and options on other exchange-traded products ("ETP options"), such as exchange-traded funds ("ETF options"), exchange-traded notes ("ETN options"), and certain other index options. The Company also provides market data products to its member firms. The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company, as disclosed. See Note 4 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"). Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore, concentrations of credit risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from OPRA and fees charged to customers for proprietary market data. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. The performance obligations for both types of market data are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the consolidated audit trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934, and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT. The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, to date the funding of the CAT has been provided solely by the Plan Participants in exchange for promissory notes.

(in thousands, unless otherwise noted)

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs. To date, the funding of the CAT has solely been provided by the Plan Participants in exchange for promissory notes. The funds generated from the assessment of CAT fees to recover a portion of historical CAT costs will be used by CATLLC to repay a portion of the promissory notes to the Plan Participants.

The Plan Participants submitted fee filings during the first week of January 2024 with the SEC to implement the applicable transaction-based fee rates that are to be assessed by CATLLC to CAT Executing Brokers to recover a portion of historical CAT costs incurred prior to 2022. On January 17, 2024, the SEC issued orders suspending each Plan Participant's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, which orders were published in the Federal Register on February 13, 2024. SEC action on the fee filings is still pending as of the date of this filing.

Additional CAT fees related to a portion of other historical CAT costs and to prospective CAT costs are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Once the CAT fee related to ongoing prospective CAT costs becomes effective through fee filings submitted by the Plan Participants, it is anticipated the Plan Participants will no longer continue to fund CATLLC in exchange for promissory notes.

On April 16, 2024, a putative class action captioned, Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC, No. 06:24-CV-00197, was filed in U.S. District Court for the Western District of Texas, Waco Division. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. This challenge or any other challenge to the constitutionality of the CAT may delay the Plan Participants' assessment of CAT fees to recover a portion of CAT costs (both historical and prospective). As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from CAT Executing Brokers and remitted by CATLLC to the Plan Participants, and until CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs are implemented, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. Additionally, portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 8 ("Commitments and Contingencies") for more information. As of December 31, 2023, the notes receivable, net balance was $15.0 million.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2023.

	Balance at December 31, 2022	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2023
Allowance for notes receivable credit losses	$ 3,804	$ —	$ —	$ —	$ 3,804

(4) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries of the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2023:

Compensation and benefits	$ 15,046
Management fee	2,977
Technology support services	3,201
Professional fees and outside services	1,873
Travel and promotional expenses	1,535
Facilities costs	1,266
	$ 25,898

(5) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023:

Accounts payable	$ 6,925
Accrued liabilities	673
Current portion of tax uncertainties	315
	$ 7,913

(in thousands, unless otherwise noted)

(6) Deferred Revenue

The following table summarizes the activity in deferred revenue for the year ended December 31, 2023:

	Balance at December 31, 2022	Cash Additions	Revenue Recognition	Balance at December 31, 2023
Options Regulatory Fee (1)	$ 1,282	$ —	$ (583)	$ 699
Total deferred revenue	$ 1,282	$ —	$ (583)	$ 699

(1) The Company assesses an ORF to each Trading Permit Holder for all options transactions executed or cleared by the Trading Permit Holder that are cleared by OCC, regardless of the exchange on which the transaction occurs. The fee is collected indirectly from Trading Permit Holders through their clearing firms by OCC on behalf of the Company. Under the Company's rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes. The amount in deferred revenue represents the fees collected that are in excess of regulatory expenses.

(7) Income Taxes

Net deferred tax assets and liabilities consist of the following as of December 31, 2023:

Deferred tax assets:	
Unrecognized tax benefits	$ 1,537
Allowance for credit losses	342
Investments	14
Property and equipment, net	420
Subtotal	2,313
Valuation allowance	(14)
Total deferred tax assets	$ 2,299

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $14 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2023.

The income tax provision for the year ended December 31, 2023 consists of the following:

Current tax expense:	
Federal	$ 10,370
State	5,250
Total current tax expense	15,620
Deferred income tax expense:	
Federal	317
State	138
Total deferred income tax expense	455
Income tax provision	$ 16,075

(in thousands, unless otherwise noted)

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2023 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	11,803	21.0%
Increase in income tax resulting from:			
State income taxes		2,881	5.1%
Change in unrecognized tax benefit		1,406	2.5%
Other		(15)	0.0%
Income tax provision and effective income tax rate	$	16,075	28.6%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties, is as follows:

Balance at January 1, 2023	$	4,819
Gross increases on unrecognized tax benefits in current period		1,435
Gross decreases on unrecognized tax benefits in prior period		(89)
Gross decreases on statute lapses		(15)
Balance at December 31, 2023	$	6,150

As of December 31, 2023, the Company had $4.9 million of unrecognized tax benefits, net of federal benefit which, if recognized, would affect the effective income tax rate.

The Company had accrued interest and penalties of $1.1 million related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $0.5 million during the year ended December 31, 2023. During 2023, the Parent reached a settlement with the Internal Revenue Service ("IRS") under which the Company has conceded all the claimed Section 199 deductions. The Company expects to settle $0.3 million of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2023 and are under examination in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from these examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(8) Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was subject to the various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does

(in thousands, unless otherwise noted)

not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2023, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

(in thousands, unless otherwise noted)

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 (“Notes Receivable, Net”) for information on promissory notes related to the CAT.

See also Note 7 (“Income Taxes”).

(9) Subsequent Events

Subsequent to December 31, 2023 and through the report date, the Company has made $0.3 million of intercompany tax payments to the Parent related to the settlement of Section 199 tax matters.

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023 through June 12, 2024, the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in, or adjustment to, the financial statements as of and for the year ended December 31, 2023.

Cboe BYX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2023

(With Independent Auditors' Report Thereon)

Cboe BYX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BYX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BYX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2024

Cboe BYX Exchange, Inc.
Statement of Financial Condition
December 31, 2023
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	7,468
Receivables from affiliates		18,125
Total current assets		25,593
Deferred income taxes, net		3,205
Notes receivable, net		17,272
Total assets	$	46,070
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	1,904
Section 31 fees payable		2,359
Payables to affiliates		1,120
Other current liabilities		260
Total current liabilities		5,643
Unrecognized tax benefits		12,924
Stockholder's equity:		
Retained earnings		27,503
Total stockholder's equity		27,503
Total liabilities and stockholder's equity	$	46,070

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Income
Year ended December 31, 2023
(In thousands)

Revenues:		
Transaction fees	$	47,102
Access and capacity fees		24,928
Market data fees		10,010
Regulatory fees		10,789
Total revenues		92,829
Cost of revenues:		
Liquidity payments		26,377
Routing and clearing		4,649
Section 31 fees		10,337
Total cost of revenues		41,363
Revenues less cost of revenues		51,466
Operating expenses:		
Compensation and benefits		5,054
Management fee		880
Technology support services		1,461
Professional fees and outside services		3,039
Travel and promotional expenses		599
Facilities costs		187
Other expenses		18
Total operating expenses		11,238
Income before income tax provision		40,228
Income tax provision		11,613
Net income	$	28,615

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2023
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2023	$ 8,888	$ 8,888
Distribution to Parent	(10,000)	(10,000)
Net income	28,615	28,615
Balance at December 31, 2023	$ 27,503	$ 27,503

See accompanying notes to financial statements.

Cboe BYX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2023
(In thousands)

Cash flows from operating activities:		
Net income	$	28,615
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		293
Changes in assets and liabilities:		
Accounts receivable		1,895
Receivables from affiliates		(8,901)
Notes receivable		(4,013)
Accounts payable and accrued liabilities		(3,775)
Section 31 fees payable		(6,856)
Payables to affiliates		674
Other current liabilities		(13)
Unrecognized tax benefits		2,081
Net cash provided by operating activities		10,000
Cash flows used in financing activities:		
Distribution to Parent		(10,000)
Net cash used in financing activities		(10,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,844

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BYX Exchange, Inc. ("the Company" or "BYX"), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the consolidated audit trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934, and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT. The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, to date the funding of the CAT has been provided solely by the Plan Participants in exchange for promissory notes.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs. To date, the funding of the CAT has solely been provided by the Plan Participants in exchange for promissory notes. The funds generated from the assessment of CAT fees to recover a portion of historical CAT costs will be used by CATLLC to repay a portion of the promissory notes to the Plan Participants.

The Plan Participants submitted fee filings during the first week of January 2024 with the SEC to implement the applicable transaction-based fee rates that are to be assessed by CATLLC to CAT

(in thousands, unless otherwise noted)

Executing Brokers to recover a portion of historical CAT costs incurred prior to 2022. On January 17, 2024, the SEC issued orders suspending each Plan Participant's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, which orders were published in the Federal Register on February 13, 2024. SEC action on the fee filings is still pending as of the date of this filing.

Additional CAT fees related to a portion of other historical CAT costs and to prospective CAT costs are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Once the CAT fee related to ongoing prospective CAT costs becomes effective through fee filings submitted by the Plan Participants, it is anticipated the Plan Participants will no longer continue to fund CATLLC in exchange for promissory notes.

On April 16, 2024, a putative class action captioned, Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC, No. 06:24-CV-00197, was filed in U.S. District Court for the Western District of Texas, Waco Division. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. This challenge or any other challenge to the constitutionality of the CAT may delay the Plan Participants' assessment of CAT fees to recover a portion of CAT costs (both historical and prospective). As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from CAT Executing Brokers and remitted by CATLLC to the Plan Participants, and until CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs are implemented, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. Additionally, portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 7 ("Commitments and Contingencies") for more information. As of December 31, 2023, the notes receivable, net balance was $17.3 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2023:

	Balance at December 31, 2022	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2023
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(in thousands, unless otherwise noted)

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023:

Accounts payable	$	1,153
Current portion of tax uncertainties		751
	$	1,904

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2023:

Compensation and benefits	$	5,054
Management fee		880
Technology support services		1,149
Professional fees and outside services		497
Travel and promotional expenses		599
Facilities costs		187
	$	8,366

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:		
Unrecognized tax benefits	$	2,941
Allowance for credit losses		248
Other		16
Total deferred tax assets	$	3,205

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2023 consists of the following:

Current tax expense:		
Federal	$	7,380
State		3,940
Total current tax expense		11,320
Deferred income tax expense:		
Federal		224
State		69
Total deferred income tax expense		293
Income tax provision	$	11,613

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2023 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	8,448	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		1,631	4.1%
Change in unrecognized tax benefits		1,568	3.9%
Other		(34)	(0.1)%
Income tax provision	$	11,613	28.9%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2023	$	9,361
Gross increases on unrecognized tax benefits in current period		1,008
Gross increases on unrecognized tax benefits in prior period		6
Gross decreases on unrecognized tax benefits in prior period		(133)
Settlement with taxing authorities		(357)
Balance at December 31, 2023	$	9,885

As of December 31, 2023, the Company had $7.9 million of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective income tax rate. The Company had accrued interest and penalties of $3.8 million related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $1.1 million during the year ended December 31, 2023. During 2023, the Parent reached a settlement with the Internal Revenue Service (“IRS”) under which the Company has conceded all the claimed Section 199 deductions. The Company expects to settle $0.8 million of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company’s open tax years are 2015 through 2023 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(in thousands, unless otherwise noted)

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2023, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

(in thousands, unless otherwise noted)

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

Subsequent to December 31, 2023 and through the report date, the Company has made $0.7 million of intercompany tax payments to the Parent related to the settlement of Section 199 tax matters.

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023 through June 12, 2024, which is the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2023.

Cboe EDGA Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2023

(With Independent Auditors' Report Thereon)

Cboe EDGA Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGA Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGA Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2024

Cboe EDGA Exchange, Inc.
Statement of Financial Condition
December 31, 2023
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	11,337
Receivables from affiliates		12,981
Total current assets		24,318
Deferred income taxes, net		3,063
Notes receivable, net		17,451
Total assets	$	44,832
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	5,760
Section 31 fees payable		4,279
Payables to affiliates		2,161
Other current liabilities		248
Total current liabilities		12,448
Unrecognized tax benefits		12,368
Stockholder's equity:		
Retained earnings		20,016
Total stockholder's equity		20,016
Total liabilities and stockholder's equity	$	44,832

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Income
Year ended December 31, 2023
(In thousands)

Revenues:		
Transaction fees	$	88,841
Access and capacity fees		24,699
Market data fees		14,779
Regulatory fees		16,541
Total revenues		144,860
Cost of revenues:		
Liquidity payments		80,232
Routing and clearing		7,896
Section 31 fees		16,032
Total cost of revenues		104,160
Revenues less cost of revenues		40,700
Operating expenses:		
Compensation and benefits		8,211
Management fee		1,445
Technology support services		2,137
Professional fees and outside services		3,795
Travel and promotional expenses		995
Facilities costs		303
Other expenses		18
Total operating expenses		16,904
Income before income tax provision		23,796
Income tax provision		7,142
Net income	$	16,654

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2023
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2023	$ 5,362	$ 5,362
Distribution to Parent	(2,000)	(2,000)
Net income	16,654	16,654
Balance at December 31, 2023	$ 20,016	$ 20,016

See accompanying notes to financial statements.

Cboe EDGA Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2023
(In thousands)

Cash flows from operating activities:		
Net income	$	16,654
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		365
Changes in assets and liabilities:		
Accounts receivable		696
Receivables from affiliates		(7,922)
Notes receivable		(4,192)
Accounts payable		1,106
Section 31 fees payable		(7,861)
Payables to affiliates		1,428
Other current liabilities		(2)
Unrecognized tax benefits		1,728
Net cash provided by operating activities		2,000
Cash flows used in financing activities:		
Distribution to Parent		(2,000)
Net cash used in financing activities		(2,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	6,451

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGA Exchange, Inc. ("the Company" or "EDGA"), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and market data fees associated with the U.S. tape plans. Accounts receivable are primarily collected through the DTCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*.

There has been no history of any losses associated with accounts receivable. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the consolidated audit trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934, and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT. The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, to date the funding of the CAT has been provided solely by the Plan Participants in exchange for promissory notes.

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs. To date, the funding of the CAT has solely been provided by the Plan Participants in exchange for promissory notes. The funds generated from the assessment of CAT fees to recover a portion of historical CAT costs will be used by CATLLC to repay a portion of the promissory notes to the Plan Participants.

(in thousands, unless otherwise noted)

The Plan Participants submitted fee filings during the first week of January 2024 with the SEC to implement the applicable transaction-based fee rates that are to be assessed by CATLLC to CAT Executing Brokers to recover a portion of historical CAT costs incurred prior to 2022. On January 17, 2024, the SEC issued orders suspending each Plan Participant's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, which orders were published in the Federal Register on February 13, 2024. SEC action on the fee filings is still pending as of the date of this filing.

Additional CAT fees related to a portion of other historical CAT costs and to prospective CAT costs are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Once the CAT fee related to ongoing prospective CAT costs becomes effective through fee filings submitted by the Plan Participants, it is anticipated the Plan Participants will no longer continue to fund CATLLC in exchange for promissory notes.

On April 16, 2024, a putative class action captioned, Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC, No. 06:24-CV-00197, was filed in U.S. District Court for the Western District of Texas, Waco Division. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. This challenge or any other challenge to the constitutionality of the CAT may delay the Plan Participants' assessment of CAT fees to recover a portion of CAT costs (both historical and prospective). As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from CAT Executing Brokers and remitted by CATLLC to the Plan Participants, and until CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs are implemented, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. Additionally, portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 7 ("Commitments and Contingencies") for more information. As of December 31, 2023, the notes receivable, net balance was $17.5 million.

The following represents the changes in allowance for credit losses for the year ended December 31, 2023:

	Balance at December 31, 2022	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2023
Allowance for notes receivable credit losses	$ 4,036	$ —	$ —	$ —	$ 4,036

(in thousands, unless otherwise noted)

(4) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023:

Accounts payable	$	5,113
Current portion of tax uncertainties		647
	$	5,760

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the Parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2023:

Compensation and benefits	$	8,211
Management fee		1,445
Technology support services		1,782
Professional fees and outside services		844
Travel and promotional expenses		995
Facilities costs		303
	$	13,580

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:		
Unrecognized tax benefits	$	2,815
Allowance for credit losses		248
Total deferred tax assets	$	3,063

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

(in thousands, unless otherwise noted)

The income tax provision for the year ended December 31, 2023 consists of the following:

Current tax expense:		
Federal	$	4,073
State		2,704
Total current tax expense		6,777
Deferred income tax expense:		
Federal		301
State		64
Total deferred tax expense		365
Income tax provision	$	7,142

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2023 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	4,997	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		965	4.1%
Change in unrecognized tax benefits		1,260	5.2%
Other		(80)	(0.3)%
Income tax provision	$	7,142	30.0%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2023	$	9,008
Gross increases on unrecognized tax benefits in current period		567
Gross increases on unrecognized tax benefits in prior period		8
Gross decreases on unrecognized tax benefits in prior period		(44)
Settlement with taxing authorities		(458)
Balance at December 31, 2023	$	9,081

As of December 31, 2023, the Company had $7.2 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $3.9 million related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $1.1 million during the year ended December 31, 2023. During 2023, the Parent reached a settlement with the Internal Revenue Service (“IRS”) under which the Company has conceded all the claimed Section 199 deductions. The Company expects to settle $0.6 million of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company’s open tax years are 2015 through 2023 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(in thousands, unless otherwise noted)

(5) Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2023, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

(in thousands, unless otherwise noted)

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Office of Compliance Inspections and Examinations as well as the Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws as well as members' compliance with the federal securities laws.

The Company may also be currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(6) Subsequent Events

Subsequent to December 31, 2023 and through the report date, the Company has made $0.6 million of intercompany tax payments to the Parent related to the settlement of Section 199 tax matters.

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023 through June 12, 2024, which is the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2023.

Cboe EDGX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2023

(With Independent Auditors' Report Thereon)

Cboe EDGX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe EDGX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe EDGX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2024

Cboe EDGX Exchange, Inc.
Statement of Financial Condition
December 31, 2023
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	50,778
Receivables from affiliates		37,259
Other receivables		1,628
Total current assets		89,665
Deferred income taxes, net		3,554
Notes receivable, net		33,069
Total assets	$	126,288
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	41,338
Section 31 fees payable		17,986
Payables to affiliates		15,673
Other current liabilities		314
Total current liabilities		75,311
Unrecognized tax benefits		14,563
Stockholder's equity:		
Additional paid-in capital		10,024
Retained earnings		26,390
Total stockholder's equity		36,414
Total liabilities and stockholder's equity	$	126,288

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Income
Year ended December 31, 2023
(In thousands)

Revenues:		
Transaction fees	$	552,959
Access and capacity fees		38,930
Market data fees		50,132
Regulatory fees		69,413
Other revenue		395
Total revenues		711,829
Cost of revenues:		
Liquidity payments		504,026
Routing and clearing		15,267
Section 31 fees		67,808
Total cost of revenues		587,101
Revenues less cost of revenues		124,728
Operating expenses:		
Compensation and benefits		52,167
Management fee		9,537
Technology support services		12,453
Professional fees and outside services		13,839
Travel and promotional expenses		5,819
Facilities costs		2,922
Other expenses		18
Total operating expenses		96,755
Operating income		27,973
Non-operating income:		
Interest income		39
Income before income tax provision		28,012
Income tax provision		8,378
Net income	$	19,634

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2023

(In thousands)

	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at January 1, 2023	$ 24	$ 6,756	$ 6,780
Contribution from Parent	10,000	—	10,000
Net income	—	19,634	19,634
Balance at December 31, 2023	$ 10,024	$ 26,390	$ 36,414

See accompanying notes to financial statements.

Cboe EDGX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2023
(In thousands)

Cash flows used in operating activities:		
Net income	$	19,634
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax expense		821
Changes in assets and liabilities:		
Accounts receivable		12,558
Receivables from affiliates		(25,584)
Other receivables		2,601
Notes receivable		(8,769)
Accounts payable and accrued liabilities		4,462
Section 31 fees payable		(32,131)
Payables to affiliates		14,494
Other current liabilities		(60)
Unrecognized tax benefits		1,974
Net cash used in operating activities		(10,000)
Cash flows provided by financing activities:		
Contribution from Parent		10,000
Net cash provided by financing activities		10,000
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	9,203

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe EDGX Exchange, Inc. ("the Company" or "EDGX"), a wholly-owned subsidiary of Direct Edge, LLC, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States ("U.S."). The ultimate holding company is Cboe Global Markets, Inc. ("the Parent"). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 ("Related Party Transactions") for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board ("FASB") to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States ("GAAP") in these notes are to the FASB Accounting Standards Codification ("ASC").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company's operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent's cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation ("DTCC") and The Options Clearing Corporation ("OCC"), the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA"), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company's receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company's assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company's operations are included in the Parent's income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company's published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company's published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the consolidated audit trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934, and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT. The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, to date the funding of the CAT has been provided solely by the Plan Participants in exchange for promissory notes.

(in thousands, unless otherwise noted)

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs. To date, the funding of the CAT has solely been provided by the Plan Participants in exchange for promissory notes. The funds generated from the assessment of CAT fees to recover a portion of historical CAT costs will be used by CATLLC to repay a portion of the promissory notes to the Plan Participants.

The Plan Participants submitted fee filings during the first week of January 2024 with the SEC to implement the applicable transaction-based fee rates that are to be assessed by CATLLC to CAT Executing Brokers to recover a portion of historical CAT costs incurred prior to 2022. On January 17, 2024, the SEC issued orders suspending each Plan Participant's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, which orders were published in the Federal Register on February 13, 2024. SEC action on the fee filings is still pending as of the date of this filing.

Additional CAT fees related to a portion of other historical CAT costs and to prospective CAT costs are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Once the CAT fee related to ongoing prospective CAT costs becomes effective through fee filings submitted by the Plan Participants, it is anticipated the Plan Participants will no longer continue to fund CATLLC in exchange for promissory notes.

On April 16, 2024, a putative class action captioned, Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC, No. 06:24-CV-00197, was filed in U.S. District Court for the Western District of Texas, Waco Division. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. This challenge or any other challenge to the constitutionality of the CAT may delay the Plan Participants' assessment of CAT fees to recover a portion of CAT costs (both historical and prospective). As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from CAT Executing Brokers and remitted by CATLLC to the Plan Participants, and until CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs are implemented, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. Additionally, portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 7 ("Commitments and Contingencies") for more information. As of December 31, 2023, the notes receivable, net balance was $33.1 million.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2023:

	Balance at December 31, 2022	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2023
Allowance for notes receivable credit losses	$ 6,296	$ —	$ —	$ —	$ 6,296

(4) Accounts payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023:

Accounts payable	$ 31,774
Accrued liabilities	9,267
Current portion of tax uncertainties	297
	$ 41,338

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2023:

Compensation and benefits	$ 52,167
Management fee	9,537
Technology support services	11,673
Professional fees and outside services	6,855
Travel and promotional expenses	5,819
Facilities costs	2,922
	$ 88,973

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:	
Unrecognized tax benefits	$ 3,266
Allowance for credit losses	288
Investments	23
Subtotal	3,577
Valuation allowance	(23)
Total deferred tax assets	$ 3,554

(in thousands, unless otherwise noted)

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $23 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2023.

The income tax provision for the year ended December 31, 2023 consists of the following:

Current tax expense:		
Federal	$	4,360
State		3,197
Total current tax expense		7,557
Deferred income tax expense:		
Federal		679
State		142
Total deferred income tax expense		821
Income tax provision	$	8,378

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2023 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	5,882	21.0%
Increase (decrease) in income tax resulting from:			
State income taxes		1,224	4.4%
Change in unrecognized tax benefits		1,473	5.2%
Other		(201)	(0.7)%
Income tax provision	$	8,378	29.9%

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2023	$	10,323
Gross increases on unrecognized tax benefits in current period		620
Gross increases on unrecognized tax benefits in prior period		4
Gross decreases on unrecognized tax benefits in prior period		(65)
Settlement with taxing authorities		(236)
Balance at December 31, 2023	$	10,646

As of December 31, 2023, the Company had $8.4 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $4.2 million related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $1.4 million during the year ended December 31, 2023. During 2023, the Parent reached a settlement with the Internal Revenue Service ("IRS") under which the Company has conceded all the claimed Section 199 deductions. The Company expects to settle $0.3 million of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

(in thousands, unless otherwise noted)

The Company's open tax years are 2015 through 2023 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2023, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to

(in thousands, unless otherwise noted)

implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

Subsequent to December 31, 2023 and through the report date, the Company has made $0.3 million of intercompany tax payments to the Parent related to the settlement of Section 199 tax matters.

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023 through June 12, 2024, which is the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2023.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached please find audited financial statements of Cboe BZX Exchange, Inc. for the latest fiscal year ending December 31, 2023. Cboe BZX Exchange, Inc. has no consolidated subsidiaries.

Cboe BZX Exchange, Inc.

Financial Statements

As of and for the Year ended December 31, 2023

(With Independent Auditors’ Report Thereon)

Cboe BZX Exchange, Inc.

Table of Contents



KPMG LLP
Suite 1100
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
Cboe BZX Exchange, Inc.:

Opinion

We have audited the financial statements of Cboe BZX Exchange, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2023, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Kansas City, Missouri
June 12, 2024

Cboe BZX Exchange, Inc.
Statement of Financial Condition
December 31, 2023
(In thousands)

Assets		
Current assets:		
Accounts receivable	$	47,449
Receivables from affiliates		37,955
Other receivables		1,664
Total current assets		87,068
Deferred income taxes, net		7,767
Notes receivable, net		34,088
Total assets	$	128,923
Liabilities and Stockholder's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	26,277
Section 31 fees payable		19,121
Payables to affiliates		10,845
Other current liabilities		490
Total current liabilities		56,733
Unrecognized tax benefits		30,645
Stockholder's equity:		
Retained earnings		41,545
Total stockholder's equity		41,545
Total liabilities and stockholder's equity	$	128,923

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Income
Year ended December 31, 2023
(In thousands)

Revenues:	
Transaction fees	$ 649,786
Access and capacity fees	52,533
Market data fees	54,613
Regulatory fees	72,370
Other revenue	3,033
Total revenues	832,335
Cost of revenues:	
Liquidity payments	558,766
Routing and clearing	27,468
Section 31 fees	70,210
Royalty fees	320
Total cost of revenues	656,764
Revenues less cost of revenues	175,571
Operating expenses:	
Compensation and benefits	42,203
Management fee	7,758
Technology support services	10,577
Professional fees and outside services	12,846
Travel and promotional expenses	4,706
Facilities costs	2,412
Other expenses	18
Total operating expenses	80,520
Operating income	95,051
Non-operating income:	
Interest income	50
Income before income tax provision	95,101
Income tax provision	27,783
Net income	$ 67,318

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2023
(In thousands)

	Retained earnings	Total stockholder's equity
Balance at January 1, 2023	$ 4,227	$ 4,227
Distribution to Parent	(30,000)	(30,000)
Net income	67,318	67,318
Balance at December 31, 2023	$ 41,545	$ 41,545

See accompanying notes to financial statements.

Cboe BZX Exchange, Inc.
Statement of Cash Flows
Year ended December 31, 2023
(In thousands)

Cash flows from operating activities:		
Net income	$	67,318
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		264
Changes in assets and liabilities:		
Accounts receivable		15,383
Receivables from affiliates		(22,066)
Interest receivable		1
Other receivables		3,754
Notes receivable		(8,489)
Accounts payable and accrued liabilities		(2,637)
Section 31 fees payable		(37,055)
Payables to affiliates		8,126
Other current liabilities		157
Unrecognized tax benefits		5,244
Net cash provided by operating activities		30,000
Cash flows used in financing activities:		
Distribution to Parent		(30,000)
Net cash used in financing activities		(30,000)
Change in cash		—
Cash:		
Beginning of year		—
End of year	$	—
Supplemental disclosure of cash transactions:		
Net cash paid for income taxes to Parent	$	17,595

See accompanying notes to financial statements.

(1) Nature of Operations

Cboe BZX Exchange, Inc. (“the Company” or “BZX”), a wholly-owned subsidiary of Cboe Services Company, is an electronic market for the trading of listed cash equity securities and listed equity options in the United States (“U.S.”). The ultimate holding company is Cboe Global Markets, Inc. (“the Parent”). The Company uses Cboe Trading, Inc., an affiliated subsidiary of the Parent, to route certain orders to other market centers. In addition to equity and options trading, the Company also lists Exchange Traded Products (“ETPs”) and provides market data products to its member firms. The Company is headquartered in Chicago, Illinois with additional offices in Lenexa, Kansas and New York, New York.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 (“Related Party Transactions”) for more information on related party transactions.

(b) Principles of Accounting

The Company follows accounting standards established by the Financial Accounting Standards Board (“FASB”) to report its financial condition, results of operations and cash flows. References to accounting principles generally accepted in the United States (“GAAP”) in these notes are to the FASB Accounting Standards Codification (“ASC”).

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues, cost of revenues, and expenses during the reporting period. Actual results could differ materially from those estimates under different conditions or assumptions. Material estimates that are particularly susceptible to significant change in the near term include unrecognized tax benefits.

(d) Cash

The Company’s operations, including intercompany transactions, are funded by its Parent through a centralized treasury function. The Parent’s cash is exposed to concentrations of credit risk. The Parent maintains cash at various regulated financial institutions and brokerage firms which, at times, may be in excess of the federal depository and brokerage insurance limits.

(e) Accounts Receivable

Accounts receivable consists primarily of transaction and regulatory fees from the Depository Trust & Clearing Corporation (“DTCC”) and The Options Clearing Corporation (“OCC”), the Company’s share of distributable revenue receivable from Options Price Reporting Authority

(“OPRA”), and market data fees associated with the U.S. tape plans. Management transacts with these counterparties in the normal course of business and does not anticipate loss or non-performance. Accounts receivable are primarily collected through the DTCC as well as the OCC, and are with large, highly-rated clearing firms; therefore, concentrations of risk are limited. On a periodic basis, management evaluates the Company’s receivables and records an allowance for expected credit losses in accordance with ASC 326, *Financial Instruments – Credit Losses*.

There has been no history of any losses associated with accounts receivable or other receivables. Based upon the Company’s assessment of historical information, credit risk, and collectability, no provision for uncollectible accounts has been recorded.

(f) Income Taxes

Deferred taxes are recorded on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The results of the Company’s operations are included in the Parent’s income tax returns. Income taxes are allocated to the Company using the pro-rata method. Tax accounts are settled periodically in accordance with the tax sharing agreement in place with the Parent.

The Company recognizes the tax benefit from an unrecognized tax benefit only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based upon the technical merits of the position. The tax benefit recognized in the financial statements from such a position is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Also, interest and penalties expense is recognized on the full amount of deferred benefits for unrecognized tax benefits. The Company’s policy is to include interest and penalties related to unrecognized tax benefits in the income tax provision within the statement of income.

(g) Revenue Recognition

Transaction Fees

Transaction fees represent fees charged by the Company for meeting the point-in-time performance obligation of executing a trade on its market. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis. Transaction fees, as well as any tiered volume discounts, are calculated and billed monthly in accordance with the Company’s published fee schedules.

Access and Capacity Fees

Access and capacity fees represent fees assessed for the opportunity to trade, including fees for trading-related functionality. These fees are billed monthly in accordance with the Company’s published fee schedules and recognized on a monthly basis when the performance obligation is met. There is no remaining performance obligation after revenue is recognized.

Market Data Fees

Market data fees represent fees received by the Company from U.S. tape plans, including the Unlisted Trading Privileges Plan ("UTP"), and the Consolidated Tape Association Plan ("CTA"), fees received by the Company from OPRA, and fees charged to customers for proprietary market data. Fees collected from tape plan subscribers, net of plan costs, from UTP and CTA are allocated and distributed to plan participants according to their share of tape fees based on a formula required by the Securities and Exchange Commission ("SEC") Regulation NMS that takes into account both trading and quoting activity. Market data fees from OPRA are allocated based upon the share of total options transactions cleared for each of the OPRA members and earned and recognized monthly. A contract for proprietary market data is entered into and charged on a monthly basis in accordance with the Company's published fee schedules as the service is provided. Market data performance obligations are satisfied over time, and revenue is recognized on a monthly basis as the customer receives and consumes the benefit as the Company provides the data to meet its performance obligations.

Regulatory Fees

Regulatory fees primarily represent fees collected by the Company to cover the Section 31 fees charged to the Company under the authority of the Securities and Exchange Commission ("SEC"). Consistent with industry practice, the fees charged to customers are based on the fee set by the SEC per notional value traded and are designed to recover the costs to the government of supervision and regulation of securities markets and securities professionals. The Company acts as the principal on these transactions, and therefore these revenues are reported gross in the statement of income and the related Section 31 fees in cost of revenues as incurred on a settlement date basis. Regulatory transaction fees are collected by the Parent and paid directly to the SEC by the Parent on behalf of the Company. As required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable in the statement of financial condition until paid. Regulatory fees are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled. Regulatory fees also include the options regulatory fee ("ORF") which supports the Company's regulatory oversight function, along with other miscellaneous regulatory fees, and neither can be used for non-regulatory purposes. In accordance with SEC guidelines, ORF revenue cannot exceed 75% of regulatory costs incurred and therefore, the Company calculates an appropriate deferral amount every six months. Section 31 fees and ORF are calculated and billed monthly and recognized upon the clearing and execution of a trade when the performance obligation is fulfilled.

(3) Notes Receivable, Net

The notes receivable, net balance relates to promissory notes to fund the implementation and operation of the consolidated audit trail ("CAT"), a portion of which notes are expected to be repaid by Consolidated Audit Trail, LLC ("CATLLC"). CAT involves the creation of an audit trail that is required by Rule 613 under the Securities Exchange Act of 1934, and it strives to enhance regulators' ability to monitor trading activity in the U.S. national securities markets through a phased implementation. CATLLC is a national market system plan that was created by self-regulatory organizations that include the Company, the other U.S. national securities exchanges and FINRA (who collectively are referred to as the "SROs" or "Plan Participants") to implement and operate the CAT. The funding of the CAT's implementation and operations is ultimately expected to be provided by Plan Participants and by broker-dealers (who are referred to as "Industry Members"). However, to date the funding of the CAT has been provided solely by the Plan Participants in exchange for promissory notes.

(in thousands, unless otherwise noted)

On September 6, 2023, the SEC issued an order approving an amendment to the CAT national market system plan to implement a revised funding model ("CAT Funding Model") for CATLLC to fund the CAT. The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers (the brokers responsible for executing each side of the transaction) to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund a portion of prospective CAT costs. To date, the funding of the CAT has solely been provided by the Plan Participants in exchange for promissory notes. The funds generated from the assessment of CAT fees to recover a portion of historical CAT costs will be used by CATLLC to repay a portion of the promissory notes to the Plan Participants.

The Plan Participants submitted fee filings during the first week of January 2024 with the SEC to implement the applicable transaction-based fee rates that are to be assessed by CATLLC to CAT Executing Brokers to recover a portion of historical CAT costs incurred prior to 2022. On January 17, 2024, the SEC issued orders suspending each Plan Participant's fee filing and instituting proceedings to determine whether to approve or disapprove the fees, which orders were published in the Federal Register on February 13, 2024. SEC action on the fee filings is still pending as of the date of this filing.

Additional CAT fees related to a portion of other historical CAT costs and to prospective CAT costs are planned to be introduced at a later time through separate fee filings submitted by the Plan Participants. Once the CAT fee related to ongoing prospective CAT costs becomes effective through fee filings submitted by the Plan Participants, it is anticipated the Plan Participants will no longer continue to fund CATLLC in exchange for promissory notes.

On April 16, 2024, a putative class action captioned, Erik A. Davidson, John Restivo and National Center for Public Policy Research vs. Gary Gensler, SEC and CATLLC, No. 06:24-CV-00197, was filed in U.S. District Court for the Western District of Texas, Waco Division. The complaint alleges, among other things, that the SEC engaged in unlawful agency action and violated multiple provisions of the U.S. Constitution when it promulgated Rule 613 in 2012 mandating the creation and funding of the CAT. This challenge or any other challenge to the constitutionality of the CAT may delay the Plan Participants' assessment of CAT fees to recover a portion of CAT costs (both historical and prospective). As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT.

Until the fees for historical CAT costs that are associated with the promissory notes are collected from CAT Executing Brokers and remitted by CATLLC to the Plan Participants, and until CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs are implemented, the Plan Participants may continue to incur additional significant costs, including additional promissory notes to fund CAT. Additionally, portions of promissory notes related to the funding of the implementation and operation of the CAT may not be collectible, including if the SEC finds that the Plan Participants did not satisfy any of the financial accountability milestones. The allowance for notes receivable credit losses associated with the CAT is calculated using a methodology that is primarily based on the structure of the notes and various potential outcomes under the CAT Funding Model. See Note 7 ("Commitments and Contingencies") for more information. As of December 31, 2023, the notes receivable, net balance was $34.1 million.

(in thousands, unless otherwise noted)

The following represents the changes in allowance for credit losses for the year ended December 31, 2023.

	Balance at December 31, 2022	Current period provision for expected credit losses	Write-offs charged against the allowance	Recoveries collected	Balance at December 31, 2023
Allowance for notes receivable credit losses	$ 7,976	$ —	$ —	$ —	$ 7,976

(4) Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following as of December 31, 2023:

Accounts payable	$ 23,720
Accrued liabilities	104
Current portion of tax uncertainties	2,453
	$ 26,277

(5) Related Party Transactions

The Company utilizes property and equipment that are held at the Parent level. The Company has entered into an Administrative Services and Support Agreement with the Parent and other affiliated subsidiaries to the parent. Pursuant to this agreement, the Company records expenses allocated from the Parent and other affiliated subsidiaries of the Parent for various operating expenses. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2023:

Compensation and benefits	$ 42,203
Management fee	7,758
Technology support services	9,489
Professional fees and outside services	5,345
Travel and promotional expenses	4,706
Facilities costs	2,412
	$ 71,913

(in thousands, unless otherwise noted)

(6) Income Taxes

Deferred tax assets consist of the following components as of December 31, 2023:

Deferred tax assets:		
Unrecognized tax benefits	$	7,129
Allowance for credit losses		558
Investments		57
Other		80
Subtotal		7,824
Valuation allowance		(57)
Total deferred tax assets	$	7,767

The Company provides a valuation allowance against deferred tax assets if, based on management's assessment of historical and projected future operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $57 thousand was recorded against gross deferred tax assets for certain investments as of December 31, 2023.

The income tax provision for the year ended December 31, 2023 consists of the following:

Current tax expense:		
Federal	$	17,272
State		10,247
Total current tax expense		27,519
Deferred income tax expense:		
Federal		165
State		99
Total deferred income tax expense		264
Income tax provision	$	27,783

A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2023 is as follows:

Income tax provision at statutory U.S. federal income tax rate	$	19,971	21.0%
(Decrease) increase in income tax resulting from:			
State income taxes		4,316	4.6%
Change in unrecognized tax benefits		3,944	4.1%
Other		(448)	(0.5)%
Income tax provision	$	27,783	29.2%

(in thousands, unless otherwise noted)

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties is as follows:

Balance at January 1, 2022	$	21,911
Gross increases on unrecognized tax benefits in current period		2,422
Gross increases on unrecognized tax benefits in prior period		64
Gross decreases on unrecognized tax benefits in prior period		(102)
Settlement with taxing authorities		(1,031)
Balance at December 31, 2023	$	23,264

As of December 31, 2023, the Company had $18.6 million of unrecognized tax benefits, net of federal income tax benefit that, if recognized, would affect the effective tax rate. The Company had accrued interest and penalties of $9.8 million related to uncertain tax positions at December 31, 2023. Total interest and penalties increased by $2.7 million during the year ended December 31, 2023. During 2023, the Parent reached a settlement with the Internal Revenue Service ("IRS") under which the Company has conceded all the claimed Section 199 deductions. The Company expects to settle $2.5 million of unrecognized tax benefits in the next twelve months as a result of the settlement.

The Company files consolidated federal and state income tax returns with the Parent and certain state and local returns on a stand-alone basis. Income tax liabilities of the income tax filing group are allocated by the Parent to the subsidiaries on a pro-rata basis.

The Company's open tax years are 2015 through 2023 and are under exam in certain states for various periods. The Company believes the aggregate amount of any additional liabilities that may result from examinations, if any, will not have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

(7) Commitments and Contingencies

Legal Proceedings

As of December 31, 2023, the Company was subject to various legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

The Company reviews its legal proceedings and claims, regulatory reviews and inspections and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for the financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated, or when the liability is believed to be only reasonably possible or remote. The Company's assessment of whether a loss is remote, reasonably possible, or probable is based on its assessment of the ultimate outcome of the matter following all appeals.

As of December 31, 2023, the Company does not believe that there is a reasonable possibility that any material loss exceeding the amounts already recognized for these legal proceedings and claims, regulatory reviews, inspections or other legal proceedings, if any, has been incurred. While the consequences of certain unresolved proceedings are not presently determinable, the outcome of any proceeding is inherently uncertain and an adverse outcome from certain matters could have a material effect on the financial position, results of operations, or cash flows of the Company in any given reporting period.

(in thousands, unless otherwise noted)

CAT Funding Model Order Litigation

On September 6, 2023, the SEC issued an order approving an amendment to the CAT National Market System Plan to implement a revised funding model for CATLLC to fund the CAT ("CAT Funding Model Order"). The approved CAT Funding Model contemplates two categories of CAT fees calculated based on the "executed equivalent shares" of transactions in eligible securities: (i) CAT fees assessed by CATLLC to Industry Members who are CAT Executing Brokers to recover a portion of historical CAT costs previously paid to CATLLC by the Plan Participants; and (ii) CAT fees assessed by CATLLC to CAT Executing Brokers and Plan Participants to fund prospective CAT costs.

On October 17, 2023, the American Securities Association ("AMA") and Citadel Securities, LLC ("Citadel") filed a Petition for Review of the CAT Funding Model Order in the U.S. Court of Appeals for the 11th Circuit ("11th Circuit"). On November 16, 2023, the Cboe U.S. national securities exchanges, the NYSE U.S. national securities exchanges, the Nasdaq U.S. national securities exchanges and CATLLC filed motions to intervene on behalf of the SEC. On January 17, 2024, the 11th Circuit granted each of the motions to intervene on behalf of the SEC and established a briefing schedule. Briefing concluded in the second quarter of 2024 and the 11th Circuit is expected to schedule oral argument to occur in the second half of 2024. This challenge or any other challenge to the CAT Funding Model Order and/or Plan Participant(s) fee filings may significantly delay efforts to implement the CAT fees. As a result, the Plan Participants may continue to incur additional significant costs, and/or it may result in them not being able to collect on the promissory notes related to the funding of the implementation and operation of the CAT. The Company believes the appeal is without merit and intends to vigorously litigate the matter.

Other

As an SRO under the jurisdiction of the SEC, the Company is subject to routine rule enforcement reviews and examinations by the SEC. The Company has from time to time received inquiries and investigative requests from the SEC's Division of Examinations and the CFTC's Division of Market Oversight as well as the SEC Division of Enforcement and CFTC Division of Enforcement seeking information about the Company's compliance with its obligations as a self-regulatory organization under the federal securities laws and Commodity Exchange Act as well as members' compliance with the federal securities laws and Commodity Exchange Act.

The Company is also currently a party to various other legal proceedings in addition to those already mentioned. Management does not believe that the likely outcome of any of these other reviews, inspections, investigations or other legal proceedings is expected to have a material impact on the Company's financial position, results of operations, liquidity or capital resources.

See also Note 3 ("Notes Receivable, Net") for information on promissory notes related to the CAT.

See also Note 6 ("Income Taxes").

(8) Subsequent Events

Subsequent to December 31, 2023 and through the report date, the Company has made \$2.3 million of intercompany tax payments to the Parent related to the settlement of Section 199 tax matters.

The Company performed an evaluation of events that have occurred subsequent to December 31, 2023 through June 12, 2024, which is the date the financial statements were available to be issued. There have been no other subsequent events that have occurred during such period that would require disclosure in the financial statements or would be required to be recognized in the financial statements as of and for the year ended December 31, 2023.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Cboe BZX Exchange, Inc. is wholly-owned by Cboe Services Company. Cboe Services Company is the sole stockholder of the Exchange, and acquired its interest in the Exchange on August 18, 2008. Cboe Services Company. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Cboe Services Company is wholly-owned by Cboe Bats, LLC. Cboe Bats, LLC is the sole stockholder of Cboe Services Company and acquired its interest in Cboe Services Company on January 31, 2014. Cboe Bats, LLC exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc. Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	NA	NA	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	8/8/2023	NA	NA	8/8/2023	8/8/2023	8/8/2023	Member TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
ATM Execution LLC dba Cowen Electronic	3/15/2012	3/15/2012	3/21/2012	3/21/2012	NA	NA	Member TPH	599 Lexington Avenue 21st Floor New York, NY 10022	646-562-1010	Public Customer Business
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	5/27/2010	1/2/2008	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	NA	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clear Street Markets, LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	NA	NA	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4068	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Cognitive Capital, LLC	NA	NA	NA	NA	5/13/2004	NA	Member TPH	141 W Jackson Boulevard Suite 1620 Chicago, IL 60604	312-431-0400	Proprietary Trading
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Cowen and Company, LLC	8/18/2008	10/7/2010	5/14/2010	5/14/2010	NA	NA	Member TPH	599 Lexington Avenue 20th Floor New York, NY 10022	646-562-1010	Market Maker
Credit Suisse Securities (USA) LLC	9/3/2008	NA	NA	5/27/2010	8/14/1981	10/8/2010	Member TPH	11 Madison Avenue New York, NY 10010	212-325-2000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	NA	NA	NA	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	NA	NA	NA	NA	11/2/2023	NA	Member TPH	555 Fayetteville St., Suite 300 Raleigh, NC 27601	845-461-4114	Proprietary Trading
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading, LP	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	11/29/2019	2/25/2020	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	10/1/2009	11/15/2010	NA	6/2/2010	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	NA	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	NA	NA	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant	200 Vesey Street New York, NY 10281	212-618-2506	
RFA Securities LLC	NA	NA	NA	NA	9/1/2022	NA	Member TPH	2929 Walnut Street, 8th Floor Philadelphia, PA 19104	212-634-9365	Floor Broker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Sumo Capital, LLC	NA	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Ameritrade Clearing, Inc.	NA	NA	NA	5/27/2010	NA	NA	Member TPH	200 S 108th Avenue Omaha, NE 68154	800-669-3900	Public Customer Business, Clearing Services
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
Themis Trading LLC	8/18/2008	10/1/2010	NA	NA	NA	NA	Member TPH	10 Town Square Suite 100 Chatham, NJ 07928	973-665-9600	Agency
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	NA	Member TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	NA	NA	Member TPH	68 34th Street, #B513 Brooklyn, NY 11232	718-7409-4925	Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Valuable Capital Securities	NA	10/10/2023	10/10/2023	NA	NA	NA	Member TPH	100 Spectrum Center Drive Suite 750 Irvine, CA 92618	949-942-1643	Clearing Services
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Wall Street Access	11/3/2008	10/17/2011	5/27/2010	5/27/2010	NA	NA	Member TPH	17 Battery Place 11th Floor New York, NY 10004	212-709-9400	Agency
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading
Wolverine Execution Services, LLC	8/18/2008	10/19/2010	5/14/2010	5/14/2010	3/1/2006	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 200 Chicago, IL 60604	312-884-4000	Clearing, Floor Broker, Transact Business with the Public, Brokerage

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

Attached is a schedule showing the information requested by this Exhibit as of June 14, 2024.

The Exchange currently lists 738 securities, 733 of which are exchange-traded products (ETPs) or exchange-traded notes (ETNs), 3 being primary equity securities and 2 being warrants. The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both “Nasdaq securities” as defined in Rule 600(b)(41) of Regulation NMS) through Cboe BZX Exchange, Inc. The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

Symbol	Description
Attachment to Exhibit N: Primary Listed Securities on Cboe BZX Exchange, Inc. as of June 14, 2024	
AAAU	Goldman Sachs Physical Gold ETF Shares
AAPR	Innovator Equity Defined Protection ETF – 2 Yr to April 2026
AAPX	T-Rex 2X Long Apple Daily Target ETF
AAPY	Kurv Yield Premium Strategy Apple (AAPL) ETF
ACIO	Aptus Collared Investment Opportunity ETF
ACSI	American Customer Satisfaction ETF
ACWV	iShares MSCI Global Min Vol Factor ETF
ADFI	Anfield Dynamic Fixed Income ETF
ADME	Aptus Drawdown Managed Equity ETF
AESR	Anfield U.S. Equity Sector Rotation ETF
AFIF	Anfield Universal Fixed Income ETF
AJAN	Innovator Equity Defined Protection ETF – 2 Yr to January 2026
AMZP	Kurv Yield Premium Strategy Amazon (AMZN) ETF
APRD	Innovator Premium Income 10 Barrier ETF - April
APRH	Innovator Premium Income 20 Barrier ETF - April
APRJ	Innovator Premium Income 30 Barrier ETF - April
APRP	PGIM US Large-Cap Buffer 12 ETF – April
APRQ	Innovator Premium Income 40 Barrier ETF - April
APRZ	TrueShares Structured Outcome (April) ETF
ARCM	Arrow Reserve Capital Management ETF
ARKA	ARK 21Shares Active Bitcoin Futures Strategy ETF
ARKB	ARK 21Shares Bitcoin ETF
ARKC	ARK 21Shares Active On-Chain Bitcoin Strategy ETF
ARKD	ARK 21Shares Blockchain and Digital Economy Innovation ETF
ARKG	ARK Genomic Revolution ETF
ARKQ	ARK Autonomous Technology & Robotics ETF
ARKX	ARK Space Exploration & Innovation ETF
ARKY	ARK 21Shares Active Bitcoin Ethereum Strategy ETF
ARKZ	ARK 21Shares Active Ethereum Futures Strategy ETF
ARLU	AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF
ATMP	iPath Select MLP ETN
AUGP	PGIM US Large-Cap Buffer 12 ETF – August
AUGZ	TrueShares Structured Outcome (August) ETF
BALI	BlackRock Advantage Large Cap Income ETF
BALT	Innovator Defined Wealth Shield ETF
BAMA	Brookstone Active ETF
BAMB	Brookstone Intermediate Bond ETF
BAMD	Brookstone Dividend Stock ETF
BAMG	Brookstone Growth Stock ETF
BAMO	Brookstone Opportunities ETF
BAMU	Brookstone Ultra-Short Bond ETF
BAMV	Brookstone Value Stock ETF
BAMY	Brookstone Yield ETF
BAPR	Innovator U.S. Equity Buffer ETF - April

BAUG	Innovator U.S. Equity Buffer ETF - August
BBAX	JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF
BBCA	JPMorgan BetaBuilders Canada ETF
BBEM	JPMorgan BetaBuilders Emerging Markets Equity ETF
BBEU	JPMorgan BetaBuilders Europe ETF
BBHY	JPMorgan BetaBuilders USD High Yield Corporate Bond ETF
BBIB	JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF
BBIN	JPMorgan BetaBuilders International Equity ETF
BBIP	JPMorgan BetaBuilders Emerging Markets Equity ETF
BBJP	JPMorgan BetaBuilders Japan ETF
BBLB	JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF
BBRE	JPMorgan BetaBuilders MSCI US REIT ETF
BBSA	JPMorgan 1-5 Year U.S. Aggregate Bond ETF
BBSB	JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF
BBUS	JPMorgan BetaBuilders U.S. Equity ETF
BCHP	Principal Focused Blue Chip ETF
BDEC	Innovator U.S. Equity Buffer ETF - December
BEMB	iShares J.P. Morgan Broad USD Emerging Markets Bond ETF
BFEB	Innovator U.S. Equity Buffer ETF - February
BGLD	FT Vest Gold Strategy Quarterly Buffer ETF
BHYB	Xtrackers USD High Yield BB-B ex Financials ETF
BINV	Brandes International ETF
BITX	2x Bitcoin Strategy ETF
BJAN	Innovator U.S. Equity Buffer ETF - January
BJUL	Innovator U.S. Equity Buffer ETF - July
BJUN	Innovator U.S. Equity Buffer ETF - June
BKGI	BNY Mellon Global Infrastructure Income ETF
BLDG	Cambria Global Real Estate ETF
BLKC	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF
BMAR	Innovator U.S. Equity Buffer ETF - March
BMAY	Innovator U.S. Equity Buffer ETF - May
BNOV	Innovator U.S. Equity Buffer ETF - November
BOCT	Innovator U.S. Equity Buffer ETF - October
BOXX	Alpha Architect 1-3 Month Box ETF
BRLN	BlackRock Floating Rate Loan ETF
BSEP	Innovator U.S. Equity Buffer ETF - September
BSMC	Brandes U.S. Small-Mid Cap Value ETF
BTCO	Invesco Galaxy Bitcoin ETF
BTCW	WisdomTree Bitcoin Fund
BUFB	Innovator Laddered Allocation Buffer ETF
BUFD	FT Vest Laddered Deep Buffer ETF
BUFF	Innovator Laddered Allocation Power Buffer ETF
BUFG	FT Vest Buffered Allocation Growth ETF
BUFP	PGIM Laddered Fund of Buffer 12 ETF
BUFQ	FT Vest Laddered Nasdaq Buffer ETF
BUFR	FT Vest Laddered Deep Buffer ETF
BUFS	FT Vest Laddered Small Cap Moderate Buffer ETF

BUFT	FT Vest Buffered Allocation Defensive ETF
BUFZ	FT Vest Laddered Moderate Buffer ETF
BUSA	Brandes U.S. Value ETF
BUYW	Main BuyWrite ETF
BUYZ	Franklin Disruptive Commerce ETF
BWTG	Brendan Wood TopGun ETF
CALF	Pacer US Small Cap Cash Cows 100 ETF
CAOS	Alpha Architect Tail Risk ETF
CEFS	Saba Closed-End Funds ETF
CEMB	iShares J.P. Morgan EM Corporate Bond ETF
CFCV	ClearBridge Focus Value ESG ETF
CLSE	Convergence Long/Short Equity ETF
CMCI	VanEck CMCI Commodity Strategy ETF
CNYA	iShares MSCI China A ETF
COWZ	Pacer US Cash Cows 100 ETF
CSM	ProShares Large Cap Core Plus
CVAR	Cultivar ETF
DAPR	FT Vest U.S. Equity Deep Buffer ETF - April
DAUG	FT Vest U.S. Equity Deep Buffer ETF - August
DDEC	FT Vest U.S. Equity Deep Buffer ETF - December
DDLS	WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund
DDWM	WisdomTree Dynamic Currency Hedged International Equity Fund
DECP	PGIM US Large-Cap Buffer 12 ETF – December
DECZ	TrueShares Structured Outcome (December) ETF
DFEB	FT Vest U.S. Equity Deep Buffer ETF - February
DFHY	Donoghue Forlines Tactical High Yield ETF
DFIC	Dimensional International Core Equity 2 ETF
DFIS	Dimensional International Small Cap ETF
DFND	Siren DIVCON Dividend Defender ETF
DFNL	Davis Select Financial ETF
DFNV	Donoghue Forlines Innovation ETF
DFRA	Donoghue Forlines Yield Enhanced Real Asset ETF
DIHP	Dimensional International High Profitability ETF
DINT	Davis Select International ETF
DISV	Dimensional International Small Cap Value ETF
DIVB	iShares Core Dividend ETF
DJAN	FT Vest U.S. Equity Deep Buffer ETF - January
DJUL	FT Vest U.S. Equity Deep Buffer ETF - July
DJUN	FT Vest U.S. Equity Deep Buffer ETF - June
DMAR	FT Vest U.S Equity Deep Buffer - March
DMAY	FT Vest U.S. Equity Deep Buffer ETF - May
DNOV	FT Vest U.S. Equity Deep Buffer ETF - November
DOCT	FT Vest U.S. Equity Deep Buffer ETF - October
DOGG	FT Vest DJIA Dogs 10 Target Income ETF
DRSK	Aptus Defined Risk ETF
DSCF	Discipline Fund ETF
DSEP	FT Vest U.S. Equity Deep Buffer ETF - September

DUBS	Aptus Large Cap Enhanced Yield ETF
DURA	VanEck Durable High Dividend ETF
DUSA	Davis Select U.S. Equity ETF
DWAT	Arrow DWA Tactical: Macro ETF
DWCR	Arrow DWA Tactical: International ETF
DWLD	Davis Select Worldwide ETF
EALT	Innovator U.S. Equity 5 to 15 Buffer ETF - Quarterly
EAOA	iShares ESG Aware Aggressive Allocation ETF
EAOK	iShares ESG Aware Conservative Allocation ETF
EAOM	iShares ESG Aware Moderate Allocation ETF
EAOR	iShares ESG Aware Growth Allocation ETF
ECH	iShares MSCI Chile ETF
EDEN	iShares MSCI Denmark ETF
EEMV	iShares MSCI Emerging Markets Min Vol Factor ETF
EFAD	ProShares MSCI EAFE Dividend Growers ETF
EFAV	iShares MSCI EAFE Min Vol Factor ETF
EFG	iShares MSCI EAFE Growth ETF
EFNL	iShares MSCI Finland ETF
EFUT	VanEck Ethereum Strategy ETF
EFV	iShares MSCI EAFE Value ETF
EGUS	iShares ESG Aware MSCI USA Growth ETF
EMDV	ProShares MSCI Emerging Markets Dividend Growers ETF
EMGF	iShares Emerging Markets Equity Factor ETF
EMHY	iShares J.P. Morgan EM High Yield Bond ETF
EMTL	SPDR DoubleLine Emerging Markets Fixed Income ETF
ENOR	iShares MSCI Norway ETF
EPRF	Innovator S&P Investment Grade Preferred ETF
ESG	FlexShares STOXX US ESG Select Index Fund
ESGG	FlexShares STOXX Global ESG Select Index Fund
ESGV	Vanguard ESG US Stock ETF
ESML	iShares ESG Aware MSCI USA Small-Cap ETF
ETHU	2x Ether ETF
EUDV	ProShares MSCI Europe Dividend Growers ETF
EVUS	iShares ESG Aware MSCI USA Value ETF
EWUS	iShares MSCI United Kingdom Small-Cap ETF
EYLD	Cambria Emerging Shareholder Yield ETF
EZBC	Franklin Bitcoin ETF
EZU	iShares MSCI Eurozone ETF
FAIL	Cambria Global Tail Risk ETF
FAPR	FT Vest U.S. Equity Buffer ETF - April
FAUG	FT Vest U.S. Equity Buffer ETF - August
FBCG	Fidelity Blue Chip Growth ETF
FBCV	Fidelity Blue Chip Value ETF
FBTC	Fidelity® Wise Origin Bitcoin Fund
FBUF	Fidelity Dynamic Buffered Equity ETF
FCLD	Fidelity Cloud Computing ETF
FCPI	Fidelity Stocks for Inflation ETF

FCTR	First Trust Lunt US Factor Rotation ETF
FDCE	Foundations Dynamic Core ETF
FDEC	FT Vest U.S. Equity Buffer ETF - December
FDEM	Fidelity Emerging Markets Multifactor ETF
FDEV	Fidelity International Multifactor ETF
FDGR	Foundations Dynamic Growth ETF
FDHT	Fidelity Digital Health ETF
FDND	FT Vest Dow Jones Internet & Target Income ETF
FDRV	Fidelity Electric Vehicles and Future Transportation ETF
FDTB	Foundations Dynamic Income ETF
FDVL	Foundations Dynamic Value ETF
FEBP	PGIM US Large-Cap Buffer 12 ETF – February
FEBZ	TrueShares Structured Outcome (February) ETF
FFEB	FT Vest U.S. Equity Buffer ETF - February
FFLC	Fidelity Fundamental Large Cap Core ETF
FFLG	Fidelity Fundamental Large Cap Growth ETF
FFLV	Fidelity Fundamental Large Cap Value ETF
FFOG	Franklin Focused Growth ETF
FFSM	Fidelity Fundamental Small-Mid Cap ETF
FHEQ	Fidelity Hedged Equity ETF
FIBR	iShares U.S. Fixed Income Balanced Risk Systematic ETF
FJAN	FT Vest U.S. Equity Buffer ETF - January
FJUL	FT Vest U.S. Equity Buffer ETF - July
FJUN	FT Vest U.S. Equity Buffer ETF - June
FLBL	Franklin Senior Loan ETF
FLDR	Fidelity Low Duration Bond Factor ETF
FLDZ	RiverNorth Patriot ETF
FLHY	Franklin High Yield Corporate ETF
FLIA	Franklin International Aggregate Bond ETF
FLOT	iShares Floating Rate Bond ETF
FLQL	Franklin U.S. Large Cap Multifactor Index ETF
FLQM	Franklin U.S. Mid Cap Multifactor Index ETF
FLQS	Franklin U.S. Small Cap Multifactor Index ETF
FMAG	Fidelity Magellan ETF
FMAR	FT Vest U.S. Equity Buffer ETF - March
FMAY	FT Vest U.S. Equity Buffer ETF - May
FNOV	FT Vest U.S. Equity Buffer ETF - November
FOCT	FT Vest U.S. Equity Buffer ETF – October
FPAG	FPA Global Equity ETF
FPFD	Fidelity Preferred Securities & Income ETF
FPRO	Fidelity Real Estate Investment ETF
FRDM	Freedom 100 Emerging Markets ETF
FRNW	Fidelity Clean Energy ETF
FSEP	FT Vest U.S. Equity Buffer ETF - September
FUNL	CornerCap Fundametrics Large-Cap ETF
FYEE	Fidelity Yield Enhanced Equity ETF
FYLD	Cambria Foreign Shareholder Yield ETF

GAA	Cambria Global Asset Allocation ETF
GAPR	FT Vest U.S. Equity Moderate Buffer ETF - April
GARP	iShares MSCI USA Quality GARP ETF
GAUG	FT Vest U.S. Equity Moderate Buffer ETF – August
GCLN	Goldman Sachs Bloomberg Clean Energy Equity ETF
GCOW	Pacer Global Cash Cows Dividend ETF
GDE	WisdomTree Efficient Gold Plus Equity Strategy Fund
GDEC	FT Vest U.S. Equity Moderate Buffer ETF - December
GDMA	Gadsden Dynamic Multi-Asset ETF
GDMN	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund
GEMD	Goldman Sachs Access Emerging Markets USD Bond ETF
GFEB	FT Vest U.S. Equity Moderate Buffer ETF – February
GHEE	Goose Hollow Enhanced Equity ETF
GHMS	Goose Hollow Multi-Strategy Income ETF
GHTA	Goose Hollow Tactical Allocation ETF
GHYG	iShares US & International High Yield Corp Bond ETF
GJAN	FT Vest U.S. Equity Moderate Buffer ETF – January
GJUL	FT Vest U.S. Equity Moderate Buffer ETF - July
GJUN	FT Vest U.S. Equity Moderate Buffer ETF – June
GLOV	Goldman Sachs ActiveBeta World Low Vol Plus Equity ETF
GMAR	FT Vest U.S. Equity Moderate Buffer ETF – March
GMAY	FT Vest U.S. Small Cap Moderate Buffer ETF – May
GMOM	Cambria Global Momentum ETF
GNOV	FT Vest U.S. Equity Moderate Buffer ETF - November
GOCT	FT Vest U.S. Equity Moderate Buffer ETF - October
GOLY	Strategy Shares Gold-Hedged Bond ETF
GOOP	Kurv Yield Premium Strategy Google (GOOGL) ETF
GOOX	T-Rex 2X Long Alphabet Daily Target ETF
GOVT	iShares US Treasury Bond ETF
GOVZ	iShares 25+ Year Treasury STRIPS Bond ETF
GPOW	Goldman Sachs North American Pipelines & Power Equity ETF
GSEE	Goldman Sachs MarketBeta Emerging Markets Equity ETF
GSEP	FT Vest U.S. Equity Moderate Buffer ETF - September
GSEW	Goldman Sachs Equal Weight US Large Cap Equity ETF
GSID	Goldman Sachs MarketBeta International Equity ETF
GSST	Goldman Sachs Access Ultra Short Bond ETF
GSUS	Goldman Sachs MarketBeta U.S. Equity ETF
GTIP	Goldman Sachs Access Inflation Protected USD Bond ETF
GVAL	Cambria Global Value ETF
GVI	iShares Intermediate Government/Credit Bond ETF
HAPR	Innovator Premium Income 9 Buffer ETF™ – April
HAUS	Residential REIT ETF
HCRB	Hartford Core Bond ETF
HEAT	Touchstone Climate Transition ETF
HEEM	iShares Currency Hedged MSCI Emerging Markets ETF
HEFA	iShares Currency Hedged MSCI EAFE ETF
HEGD	Swan Hedged Equity US Large Cap ETF

HELX	Franklin Genomic Advancements ETF
HFGO	Hartford Large Cap Growth ETF
HIYS	Invesco High Yield Select ETF
HJAN	Innovator Premium Income 9 Buffer ETF - January
HOCT	Innovator Premium Income 9 Buffer ETF - October
HODL	VanEck Bitcoin Trust
HSRT	Hartford AAA CLO ETF
HSUN	Hartford Sustainable Income ETF
HYBL	SPDR Blackstone High Income ETF
HYD	VanEck High Yield Muni ETF
HYDB	iShares High Yield Systematic Bond ETF
HYGW	iShares High Yield Corporate Bond BuyWrite Strategy ETF
HYHG	ProShares High Yield-Interest Rate Hedged ETF
HYIN	WisdomTree Alternative Income Fund
HYKE	Vest 2 Year Interest Rate Hedge ETF
HYMU	BlackRock High Yield Muni Income Bond ETF
HYXU	iShares International High Yield Bond ETF
IAGG	iShares Core International Aggregate Bond ETF
IAUF	iShares Gold Strategy ETF
IBHD	iShares iBonds 2024 Term High Yield and Income ETF
IBHE	iShares iBonds 2025 Term High Yield and Income ETF
IBHF	iShares iBonds 2026 Term High Yield and Income ETF
IBHG	iShares iBonds 2027 Term High Yield and Income ETF
IBHH	iShares iBonds 2028 Term High Yield and Income ETF
IBHI	iShares iBonds 2029 Term High Yield and Income ETF
IBHJ	iShares iBonds 2030 Term High Yield and Income ETF
IBHK	iShares iBonds 2031 Term High Yield and Income ETF
IBMM	iShares iBonds Dec 2024 Term Muni Bond ETF
IBMN	iShares iBonds Dec 2025 Term Muni Bond ETF
IBMO	iShares iBonds Dec 2026 Term Muni Bond ETF
IBMP	iShares iBonds Dec 2027 Term Muni Bond ETF
IBMQ	iShares iBonds Dec 2028 Term Muni Bond ETF
IBMR	iShares iBonds Dec 2029 Term Muni Bond ETF
IBMS	iShares iBonds Dec 2030 Term Muni Bond ETF
ICF	iShares Cohen & Steers REIT ETF
ICLO	Invesco AAA CLO Floating Rate Note ETF
ICOW	Pacer Developed Markets International Cash Cows 100 ETF
ICSH	BlackRock Ultra Short-Term Bond ETF
ICVT	iShares Convertible Bond ETF
IDUB	Aptus International Enhanced Yield ETF
IDV	iShares International Select Dividend ETF
IEDI	iShares U.S. Consumer Focused ETF
IEFA	iShares Core MSCI EAFE ETF
IEO	iShares U.S. Oil & Gas Exploration & Production ETF
IETC	iShares U.S. Tech Independence Focused ETF
IFRA	iShares US Infrastructure ETF
IGE	iShares North American Natural Resources ETF

IGEB	iShares Investment Grade Systematic Bond ETF
IGHG	ProShares Investment Grade-Interest Rate Hedged ETF
IGLD	FT Vest Gold Strategy Target Income ETF
IGRO	iShares International Dividend Growth ETF
IGV	iShares Expanded Tech-Software Sector ETF
IMFL	Invesco International Developed Dynamic Multifactor ETF
IMSI	Invesco Municipal Strategic Income ETF
INAV	Mohr Industry NAV ETF
INDA	iShares MSCI India ETF
INTL	Main International ETF
IPDP	Dividend Performers ETF
IPPP	Preferred-Plus ETF
IQDG	WisdomTree International Quality Dividend Growth Fund
IQM	Franklin Intelligent Machines ETF
ISDB	Invesco Short Duration Bond ETF
ISPY	ProShares S&P 500 High Income ETF
ISVL	iShares International Developed Small Cap Value Factor ETF
ITA	iShares US Aerospace & Defense ETF
ITB	iShares U.S. Home Construction ETF
ITM	VanEck Intermediate Muni ETF
IVRA	Invesco Real Assets ESG ETF
IVVB	iShares Large Cap Deep Buffer ETF
IVVM	iShares Large Cap Moderate Buffer ETF
IVVW	iShares® S&P 500 Buywrite ETF
IWMW	iShares® Russell 2000 Buywrite ETF
IYJ	iShares U.S. Industrials ETF
IYLD	iShares Morningstar Multi-Asset Income ETF
IYT	iShares U.S. Transportation ETF
IYZ	iShares US Telecommunications ETF
IZRL	ARK Israel Innovative Technology ETF
JAND	Innovator U.S. Equity Premium Income 10 Barrier ETF - January
JANH	Innovator U.S. Equity Premium Income 20 Barrier ETF - January
JANJ	Innovator U.S. Equity Premium Income 30 Barrier ETF - January
JANP	PGIM US Large-Cap Buffer 12 ETF – January
JANQ	Innovator U.S. Equity Premium Income 40 Barrier ETF - January
JANZ	TrueShares Structured Outcome (January) ETF
JBBB	Janus Henderson B-BBB CLO ETF
JCPB	JPMorgan Core Plus Bond ETF
JCPI	JPMorgan Inflation Managed Bond ETF
JEMA	JPMorgan ActiveBuilders Emerging Markets Equity ETF
JMST	JPMorgan Ultra-Short Municipal Income ETF
JMUB	JPMorgan Municipal ETF
JNEU	AllianzIM U.S. Equity Buffer15 Uncapped Jun ETF
JPIB	JPMorgan International Bond Opportunities ETF
JPLD	JPMorgan Limited Duration Bond ETF
JUCY	Aptus Enhanced Yield ETF
JULD	Innovator Premium Income 10 Barrier ETF - July
JULH	Innovator Premium Income 20 Barrier ETF - July
JULJ	Innovator Premium Income 30 Barrier ETF - July

JULP	PGIM US Large-Cap Buffer 12 ETF – July
JULQ	Innovator Premium Income 40 Barrier ETF - July
JULZ	TrueShares Structured Outcome (July) ETF
JUNP	PGIM US Large-Cap Buffer 12 ETF – June
JUNZ	TrueShares Structured Outcome (June) ETF
KAPR	Innovator U.S. Small Cap Power Buffer ETF - April
KJAN	Innovator U.S. Small Cap Power Buffer ETF - January
KJUL	Innovator U.S. Small Cap Power Buffer ETF - July
KJUN	Innovator U.S. Small Cap Power Buffer ETF - June
KNG	FT Vest S&P 500 Dividend Aristocrats Target Income ETF
KNOW	Fundamentals First ETF
KOCT	Innovator U.S. Small Cap Power Buffer ETF - October
KRUZ	Unusual Whales Subversive Republican Trading ETF
KWT	iShares MSCI Kuwait ETF
LAPR	Innovator Premium Income 15 Buffer ETF™ – April
LBO	WHITEWOLF Publicly Listed Private Equity ETF
LCF	Touchstone Large Cap Focused ETF
LEAD	Siren DIVCON Leaders Dividend ETF
LJAN	Innovator Premium Income 15 Buffer ETF – January
LKOR	FlexShares Credit-Scored US Long Corporate Bond Index Fund
LOCT	Innovator Premium Income 15 Buffer ETF – October
LQDI	iShares Inflation Hedged Corporate Bond ETF
LQDW	iShares Investment Grade Corporate Bond BuyWrite Strategy ETF
LVHI	Franklin International Low Volatility High Dividend Index ETF
MAGA	Point Bridge America First ETF
MAMB	Monarch Ambassador Income Index ETF
MARM	FT Vest U.S. Equity Max Buffer ETF - March
MARZ	TrueShares Structured Outcome (March) ETF
MAYP	PGIM US Large-Cap Buffer 12 ETF – May
MAYU	AllianzIM U.S. Equity Buffer15 Uncapped May ETF
MAYZ	TrueShares Structured Outcome (May) ETF
MBBB	VanEck Moody’s Analytics BBB Corporate Bond ETF
MBCC	Monarch Blue Chips Core Index ETF
MBND	SPDR Nuveen Municipal Bond ETF
MBNE	SPDR Nuveen Municipal Bond ESG ETF
MDEV	First Trust Indxx Medical Devices ETF
MDLV	Morgan Dempsey Large Cap Value ETF
MDPL	Monarch Dividend Plus Index ETF
MEAR	BlackRock Short Maturity Municipal Bond ETF
MFUL	Mindful Conservative ETF
MFUT	Cambria Chesapeake Pure Trend ETF
MGRO	VanEck Morningstar Wide Moat Growth ETF
MIG	VanEck Moody’s Analytics IG Corporate Bond ETF
MINN	Mairs & Power Minnesota Municipal Bond ETF
MLN	VanEck Long Muni ETF
MOAT	VanEck Morningstar Wide Moat ETF
MOHR	Mohr Growth ETF
MOTE	VanEck Morningstar ESG Moat ETF
MOTG	VanEck Morningstar Global Wide Moat ETF

MOTI	VanEck Morningstar International Moat ETF
MPRO	Monarch ProCap Index ETF
MRCP	PGIM US Large-Cap Buffer 12 ETF – March
MRGR	ProShares Merger ETF
MSFX	T-Rex 2X Long Microsoft Daily Target ETF
MSFY	Kurv Yield Premium Strategy Microsoft (MSFT) ETF
MSMR	McElhenny Sheffield Managed Risk ETF
MSSS	Monarch Select Subsector Index ETF
MSTB	LHA Market State Tactical Beta ETF
MSTQ	LHA Market State Tactical Q ETF
MSVX	LHA Market State Alpha Seeker ETF
MTUM	iShares MSCI USA Momentum Factor ETF
MVAL	VanEck Morningstar Wide Moat Value ETF
MVFD	Monarch Volume Factor Dividend Tree Index ETF
MVFG	Monarch Volume Factor Global Unconstrained Index ETF
MYLD	Cambria Micro and SmallCap Shareholder Yield ETF
NANC	Unusual Whales Subversive Democratic Trading ETF
NAPR	Innovator Growth-100 Power Buffer ETF - April
NDOW	Anydrus Advantage ETF
NEAR	BlackRock Short Duration Bond ETF
NFLP	Kurv Yield Premium Strategy Netflix (NFLX) ETF
NJAN	Innovator Growth-100 Power Buffer ETF - January
NJUL	Innovator Growth-100 Power Buffer ETF - July
NJUN	Innovator Growth-100 Power Buffer ETF - June
NOBL	ProShares S&P 500 Dividend Aristocrats ETF
NOCT	Innovator Growth-100 Power Buffer ETF - October
NOVP	PGIM US Large-Cap Buffer 12 ETF – November
NOVZ	TrueShares Structured Outcome (November) ETF
NUDM	Nuveen ESG International Developed Markets Equity ETF
NUDV	Nuveen ESG Dividend ETF
NUEM	Nuveen ESG Emerging Markets Equity ETF
NULC	Nuveen ESG Large-Cap ETF
NULG	Nuveen ESG Large-Cap Growth ETF
NULV	Nuveen ESG Large-Cap Value ETF
NUMG	Nuveen ESG Mid-Cap Growth ETF
NUMV	Nuveen ESG Mid-Cap Value ETF
NURE	Nuveen Short-Term REIT ETF
NUSC	Nuveen ESG Small-Cap ETF
NVDQ	T-Rex 2X Inverse NVIDIA Daily Target ETF
NVDX	T-Rex 2X Long NVIDIA Daily Target ETF
NXTI	Simplify Next Intangible Core Index ETF
NXTV	Simplify Next Intangible Value Index ETF
OBND	SPDR Loomis Sayles Opportunistic Bond ETF
OCTD	Innovator Premium Income 10 Barrier ETF - October
OCTH	Innovator Premium Income 20 Barrier ETF - October
OCTJ	Innovator Premium Income 30 Barrier ETF - October
OCTP	PGIM US Large-Cap Buffer 12 ETF – October
OCTQ	Innovator Premium Income 40 Barrier ETF - October
OCTZ	TrueShares Structured Outcome (October) ETF

OEUR	ALPS | O'Shares Europe Quality Dividend ETF
OGIG	ALPS | O'Shares Global Internet Giants ETF
OILK	ProShares K-1 Free Crude Oil Strategy ETF
OMFL	Invesco Russell 1000 Dynamic Multifactor ETF
OMFS	Invesco Russell 2000 Dynamic Multifactor ETF
OSCV	Opus Small Cap Value ETF
OUSA	ALPS | O'Shares U.S. Quality Dividend ETF
OUSM	ALPS | O’Shares U.S. Small-Cap Quality Dividend ETF
PAPR	Innovator U.S. Equity Power Buffer ETF - April
PAUG	Innovator U.S. Equity Power Buffer ETF - August
PAVE	Global X US Infrastructure Development ETF
PAWZ	ProShares Pet Care ETF
PBAP	PGIM US Large-Cap Buffer 20 ETF – April
PBAU	PGIM US Large-Cap Buffer 20 ETF – August
PBDE	PGIM US Large-Cap Buffer 20 ETF – December
PBFB	PGIM US Large-Cap Buffer 20 ETF – February
PBFR	PGIM Laddered Fund of Buffer 20 ETF
PBJA	PGIM US Large-Cap Buffer 20 ETF – January
PBJL	PGIM US Large-Cap Buffer 20 ETF – July
PBJN	PGIM US Large-Cap Buffer 20 ETF – June
PBL	PGIM Portfolio Ballast ETF
PBMR	PGIM US Large-Cap Buffer 20 ETF – March
PBMY	PGIM US Large-Cap Buffer 20 ETF – May
PBNV	PGIM US Large-Cap Buffer 20 ETF – November
PBOC	PGIM US Large-Cap Buffer 20 ETF – October
PBP	Invesco S&P 500 BuyWrite ETF
PBSE	PGIM US Large-Cap Buffer 20 ETF – September
PBTP	Invesco 0-5 Yr US TIPS ETF
PBUS	Invesco MSCI USA ETF
PDEC	Innovator U.S. Equity Power Buffer ETF - December
PEX	ProShares Global Listed Private Equity ETF
PFEB	Innovator U.S. Equity Power Buffer ETF - February
PICK	iShares MSCI Global Metals & Mining Producers ETF
PIT	VanEck Commodity Strategy ETF
PJAN	Innovator U.S. Equity Power Buffer ETF - January
PJBF	PGIM Jennison Better Future ETF
PJFM	PGIM Jennison Focused Mid-Cap ETF
PJUL	Innovator U.S. Equity Power Buffer ETF - July
PJUN	Innovator U.S. Equity Power Buffer ETF - June
PMAR	Innovator U.S.Equity Power Buffer ETF - March
PMAY	Innovator U.S. Equity Power Buffer ETF - May
PNOV	Innovator U.S. Equity Power Buffer ETF - November
POCT	Innovator U.S. Equity Power Buffer ETF - October
PRNT	The 3D Printing ETF
PSCJ	Pacer Swan SOS Conservative (July) ETF
PSCQ	Pacer Swan SOS Conservative (October) ETF
PSCW	Pacer Swan SOS Conservative (April) ETF
PSCX	Pacer Swan SOS Conservative (January) ETF
PSDM	PGIM Short Duration Multi-Sector Bond ETF

PSEP	Innovator U.S. Equity Power Buffer ETF - September
PSFD	Pacer Swan SOS Flex (January) ETF
PSFF	Pacer Swan SOS Fund of Funds ETF
PSFJ	Pacer Swan SOS Flex (July) ETF
PSFM	Pacer Swan SOS Flex (April) ETF
PSFO	Pacer Swan SOS Flex (October) ETF
PSH	PGIM Short Duration High Yield ETF
PSMD	Pacer Swan SOS Moderate (January) ETF
PSMJ	Pacer Swan SOS Moderate (July) ETF
PSMO	Pacer Swan SOS Moderate (October) ETF
PSMR	Pacer Swan SOS Moderate (April) ETF
PTEU	Pacer Trendpilot European Index ETF
PTLC	Pacer Trendpilot US Large Cap ETF
PTMC	Pacer Trendpilot US Mid Cap ETF
PUTD	Cboe Validus S&P 500 Dynamic PutWrite Index ETF
PWS	Pacer WealthShield ETF
QCAP	FT Vest Nasdaq-100® Conservative Buffer ETF - April
QCON	American Century Quality Convertible Securities ETF
QDEC	FT Vest Nasdaq-100® Buffer ETF – December
QDTE	Roundhill NDX 0DTE Covered Call Strategy ETF
QJUN	FT Vest Nasdaq-100® Buffer ETF – June
QLC	FlexShares US Quality Large Cap Index Fund
QMAR	FT Vest Nasdaq-100® Buffer ETF – March
QMMY	FT Vest Nasdaq-100 Moderate Buffer ETF - May
QPFF	American Century Quality Preferred ETF
QSPT	FT Vest Nasdaq-100 Buffer ETF - September
QTAP	Innovator Growth Accelerated Plus ETF - April
QTJA	Innovator Growth Accelerated Plus ETF - January
QTJL	Innovator Growth Accelerated Plus ETF - July
QTOC	Innovator Growth Accelerated Plus ETF - October
QUAL	iShares MSCI USA Quality Factor ETF
QUVU	Hartford Quality Value ETF
QVOY	Q3 All-Season Active Rotation ETF
RDFI	Rareview Dynamic Fixed Income ETF
RDVI	FT Vest Rising Dividend Achievers Target Income ETF
REGL	ProShares S&P Midcap 400 Dividend Aristocrats ETF
REM	iShares Mortgage Real Estate ETF
RMIF	LHA Risk-Managed Income ETF
RODE	Hartford Multifactor Diversified International ETF
ROIS	Hartford Multifactor International Small Company ETF
ROMO	Strategy Shares Newfound/ReSolve Robust Momentum ETF
ROYA	Tema Global Royalties ETF
RPHS	Regents Park Hedged Market Strategy ETF
RSBT	Return Stacked Bonds & Managed Futures ETF
RSEE	Rareview Systematic Equity ETF
RSSB	Return Stacked Global Stocks & Bonds ETF
RSST	Return Stacked™ U.S. Stocks & Managed Futures ETF
RSSY	Return Stacked U.S. Equity & Futures Yield ETF
RTAI	Rareview Tax Advantaged Income ETF

RTRE	Rareview Total Return Bond ETF